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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CLARY CORPORATION
(Name of Subject Company)

CLARY CORPORATION
(Name of Person Filing Statement)

COMMON SHARES, $1.00 PAR VALUE
SERIES A PREFERRED SHARES, $5.00 PAR VALUE
(Title of Class of Securities)

182720102—Common Shares
None—Series A Preferred Stock
(CUSIP Number of Class of Securities)

Donald G. Ash
Treasurer and Chief Financial Officer
CLARY CORPORATION
1960 South Walker Avenue
Monrovia, California 91016
(626) 359-4486
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
On Behalf of the Person Filing Statement)

With a Copy to:
Nick E. Yocca, Esq.
Numan J. Siddiqi, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660
(949) 725-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

        The name of the subject company is Clary Corporation, a California corporation (the "Company"). The address of the principal executive offices of the Company is 1960 South Walker Avenue, Monrovia, California 91016. The telephone number of the Company at its principal executive offices is (626) 359-4486.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "Statement") relates is the common shares, $1.00 par value (the "common shares") of the Company, and Series A preferred shares, $5.00 par value (the "Series A preferred shares") of the Company. As of November 5, 2002, there were 2,407,419 common shares outstanding, 11,033 Series A preferred shares outstanding, and an additional 17,800 common shares were issuable upon exercise of then outstanding and vested options to purchase common shares at a per share price less than $2.00. In addition, as of November 5, 2002, there were also outstanding 55,000 shares of Series B preferred stock, $5.00 par value (the "Series B preferred shares") of the Company.

        The Company is advised that Dynamic Power Corporation, a California corporation ("DPC"), is owned and controlled by Addmaster Corporation ("Addmaster") and members of the John G. Clary family (the "Family Shareholders"). DPC, Addmaster and the Family Shareholders have stated that they beneficially own, collectively, an aggregate of 1,143,152 common shares, 5,761 Series A preferred shares and 55,000 Series B preferred shares, constituting a 55.2% beneficial ownership of the issued and outstanding common shares of the Company on a fully-diluted basis. As used herein, "fully-diluted basis" takes into account the exercise of all options eligible for purchase under the Offer and the conversion of all Series A preferred shares and Series B preferred shares into common shares.

Item 2. Identity and Background of Filing Person.

        The Company is both the subject company and the filing person. The Company's name, business address and business telephone number are set forth in Item 1 above.

        This Statement relates to a tender offer by DPC to purchase all of the outstanding common shares and Series A preferred shares of the Company, including common shares issuable upon the exercise of vested employee stock options (the "Option Shares" and, together with the outstanding common shares and Series A preferred shares, the "Shares") held by the shareholders of the Company not affiliated with DPC, Addmaster or the Family Shareholders (the "Unaffiliated Shareholders"), at a price of $2.00 per share for common shares and $5.50 per share for Series A preferred shares (the "Offer Price") , in each case net in cash, without interest on the terms and subject to the conditions set forth in DPC's offer to purchase dated December 17, 2002 (the "Offer to Purchase") and in the accompanying Letter of Transmittal and other related documents, all of which are incorporated hereto by reference to the Schedule TO-T/13E-3 filed on behalf of DPC on December 17, 2002 (which, as amended from time to time, together constitute the "Offer").

        In connection with the Offer, the Company and DPC executed that certain Agreement & Plan of Merger, dated as of December 17, 2002 (the "Merger Agreement"). The Merger Agreement is filed as Exhibit (e)(1) to this Statement, and is incorporated herein by this reference. DPC has explained in the Offer, and the Merger Agreement provides, that DPC is not required to purchase the Shares unless, among other things, there is validly tendered and not properly withdrawn prior to the expiration of the initial period of the Offer and any extensions of the initial period, a sufficient number of Shares such that, when combined together with the shares of capital stock of the Company that DPC then beneficially owns, DPC would beneficially own at least 90% of each class of shares of capital stock of the Company on the date of purchase (the "Minimum Condition"). In order to satisfy the Minimum Condition (but excluding the effect of option exercises), approximately 979,525 common shares and 4,169 Series A preferred shares must be tendered and not withdrawn prior to the expiration of the

Offer. If the Minimum Condition is not satisfied, DPC may choose to purchase no Shares pursuant to the Offer or waive the Minimum Condition and purchase all Shares validly tendered and not properly withdrawn.

        DPC has also explained in the Offer, and the Merger Agreement provides, that if the Minimum Condition is satisfied then DPC intends to effect a short-form merger of DPC with and into the Company (the "Merger") in accordance with the California General Corporation Law (the "CGCL"). Upon consummation of the Merger, the Company will continue as the surviving entity under the CGCL (the "surviving corporation") and will be a privately held company, owned only by Addmaster and the Family Shareholders.

        At the time the Merger becomes effective, each then outstanding Share, other than (a) Shares held by DPC, which Shares, by virtue of the Merger, will be cancelled and retired and will cease to exist with no payment being made with respect thereto, and (b) Shares held by holders who properly exercise their appraisal rights in accordance with the CGCL, will, by virtue of the Merger and without any action on the part of the holders of the Shares, be cancelled and converted into the right to receive in cash an amount per Share equal to the Offer Price, without interest, less any required withholding tax upon the surrender of the certificate(s) representing such Shares. The consummation of the Merger is subject to the satisfaction or waiver, where permissible, of certain conditions. See Section 18 of the Offer to Purchase, which is incorporated herein by this reference.

        The Schedule TO-T/13E-3 states that the principal executive offices of DPC are located at 225 East Huntington Drive, Monrovia, California 91016.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Statement or as incorporated herein by reference, to the Company's knowledge as of the date of this Statement, there were no material agreements, arrangements, or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) any of the Company's executive officers, directors or affiliates or (2) DPC or any of DPC's executive officers, directors or affiliates.

  The Merger Agreement

        The summary of the Merger Agreement and the description of the conditions of the Offer, contained in Sections 18 and 19, respectively, of the Offer to Purchase, are incorporated herein by this reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement.

  The Agreement for Non-Use and Non-Disclosure of Confidential Information

        The Company and DPC entered into an Agreement for Non-Use and Non-Disclosure of Confidential Information dated November 14, 2002, pursuant to which both DPC and the Company agreed to maintain the confidentiality of information received from the other in connection with the Offer and Merger Agreement. The foregoing description is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Statement.

  Arrangements between the Company and its Executive Officers, Directors and Affiliates

        Certain agreements, arrangements and understandings between the Company and its executive officers ("Officers"), directors ("Directors") and affiliates are described in the Company's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 15, 2002, under these captions: "Director Compensation," "Stock Ownership," "Principal Stockholders," "Executive Officer," and "Affiliated Company." These portions of the proxy are filed as part of Exhibit (e)(3) to this Statement and are incorporated herein by this reference. Certain indemnity agreements between the Company and its Officers and Directors are identified below in this Item 3 under the caption entitled "Indemnification and Related Arrangements" which is incorporated herein by this reference

  Relationship between the Company and DPC

        The Company is advised that DPC is owned and controlled by Addmaster and the Family Shareholders. The Company is advised that on November 6, 2002, DPC, Addmaster and the Family Shareholders entered into share exchange agreements (each, a "Share Exchange Agreement") pursuant to which Addmaster and the Family Shareholders agreed to transfer all of the Company's common shares, Series A preferred shares and Series B preferred shares held by Addmaster and the Family Shareholders to DPC in exchange for DPC common shares and, in the case of Addmaster, DPC common and DPC Series B preferred shares, effective upon the completion of the Offer. At the time the Share Exchange Agreements were executed, Addmaster and the Family Shareholders beneficially owned an aggregate of 1,143,152 common shares, 5,761 Series A preferred shares convertible into 6,625 common shares and 55,000 Series B preferred shares convertible into 440,000 common shares. Together, Addmaster and the Family Shareholders beneficially own 55.2% of the issued and outstanding common shares of the Company on a fully-diluted basis. After the effectiveness of the Share Exchange Agreements, DPC will own all of the Company's shares held previously by Addmaster and the Family Shareholders. Addmaster and the Family Shareholders also gave an irrevocable proxy to DPC to vote their shares of the Company's capital stock.

  Arrangements between the Company and the Sole Director and Executive Officers of DPC

        John G. Clary is the sole Director and President and Secretary of DPC. Mr. Clary serves as Chairman of the Board of Directors of the Company (the "Board"), President and Chief Executive Officer of the Company, and is the beneficial owner of 286,589 common shares of the Company on a fully-diluted basis. Certain arrangements between the Company and Mr. Clary are identified above in this Item 3 under the caption entitled "Arrangements between the Company and its Executive Officers, Directors and Affiliates" which is incorporated herein by this reference.

  Arrangements and Relationships between the Company and Affiliates of DPC

        The Company is advised that DPC is owned and controlled by Addmaster and the Family Shareholders. The Company utilizes Uninterruptible Power Supply ("UPS") board set products manufactured by Addmaster. In addition to complete board sets, the Company also purchases ancillary UPS products such as battery charger boards, interface and communications boards, and similar items. During 2002, 2001, 2000 and 1999, Addmaster and the Company engaged in the transactions summarized below:

  •
  The Company purchases UPS power, control, and other related circuit board level products from Addmaster. These sales amounted to $1,795,000 in 2001, $1,152,000 in 2000, and $650,000 in 1999. The description of the Company's purchases from Addmaster contained in Section 1 and Section 8 of the Offer to Purchase are incorporated herein by this reference.

  •
  During 1998, Addmaster loaned the Company $550,000. This amount was later exchanged for a $550,000 9% convertible subordinated note due January 31, 2000. On May 31, 1999, this note was converted into 55,000 Series B preferred shares.

  •
  During 1995, Addmaster loaned the Company $325,000 under a 10.75% secured promissory note due on demand. This note was transferred by Addmaster to its subsidiary, Addmaster Financial Corporation, in April 1998. An additional $75,000 was loaned by Addmaster Financial Corporation in November 1998 under a 10.75% demand note. The interest rate was subsequently reduced to 7% per annum and the notes were consolidated into a single demand note. The demand note is subordinate to bank indebtedness incurred by the Company and secured by a junior lien on all assets of the Company. The demand note is due and payable on demand, or on October 15, 2003 if no demand for payment is made.

  •
  During 1995, Addmaster loaned the Company $400,000 in exchange for $400,000 9.5% convertible subordinated notes due October 2000 (which in 1999 was extended to January 17, 2002). During 2002, these notes were converted into 400,000 common shares of the Company.

        Amounts due to Addmaster from the Company at December 31 of each year, are included in the following balance sheet accounts:

	2001	2000	1999
Notes payable	$400,000	$400,000	$400,000
Accounts payable, related party	$251,000	$565,000	$283,000
Convertible subordinated debt	$400,000	$400,000	$400,000

        As of March 29, 2002, the Company placed a call on its $600,000 9.5% convertible subordinated notes due January 17, 2002 and convertible into common shares at $1.00 per share. Of the principal amount of the notes outstanding, Addmaster held $400,000 and members of the Clary family held the remaining $200,000. All note holders elected to convert their notes to common shares.

        Addmaster is the beneficial owner of 1,016,648 common shares of the Company on a fully-diluted basis.

        The Family Shareholders are John G. Clary, Barbara Clary, John P. Clary, and Hugh L. Clary. John G. Clary serves as the Chairman of the Board, President and Chief Executive Officer of the Company, and is the beneficial owner of 286,589 common shares of the Company on a fully-diluted basis. Certain arrangements between the Company and Mr. John G. Clary are identified above in this Item 3 under the caption entitled "Arrangements between the Company and its Executive Officers, Directors and Affiliates" which is incorporated herein by this reference.

        Barbara Clary is the beneficial owner of 48,000 common shares of the Company on a fully-diluted basis. John P. Clary and Hugh L. Clary are each a director of the Company. John P. Clary is the beneficial owner of 148,638 common shares of the Company on a fully-diluted basis. Hugh L. Clary is the beneficial owner of 89,102 common shares of the Company on a fully-diluted basis.

  DPC's and Addmaster's Relationships with the Company's Directors

        In reviewing the balance of this Statement, shareholders should know that certain members of the Company's management and the Board have relationships with DPC and Addmaster that may present actual or potential conflicts of interest in that such members may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company shareholders generally.

        As of the date hereof the Board had six members: Messrs. Donald G. Ash, John G. Clary, John P. Clary, Hugh L. Clary, Russell T. Gilbert and John G. Guerin.

        Certain biographical information with respect to the members of the Board is contained in Schedule II to the Offer to Purchase, and is incorporated herein by this reference. For additional biographical information, see also the Company's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 15, 2002, under the captions "Election of Directors" and "Affiliated Company." These portions of the proxy are filed as part of Exhibit (e)(3) to this Statement and are incorporated herein by this reference; provided, however, that the information contained in Schedule II to the Offer to Purchase is more current and shall supersede the corresponding information in the proxy for purposes of incorporation by reference in this statement.

        The Company is advised that DPC is owned and controlled by Addmaster and the Family Shareholders. The Family Shareholders include John G. Clary, John P. Clary, and Hugh L. Clary. Certain arrangements between DPC and John G. Clary are identified above in this Item 3 under the captions entitled "Arrangements between the Company and its Executive Officers, Directors and Affiliates," "Relationship between the Company and DPC," and "Arrangements between the Company and the Sole Director and Executive Officers of DPC" which are incorporated herein by this reference. Certain arrangements between DPC and each of John P. Clary and Hugh L. Clary are identified above in this Item 3 under the caption entitled "Relationship between the Company and DPC," which is incorporated herein by this reference.

        John G. Clary is a Director and President and Chief Executive Officer of Addmaster, and is the beneficial owner of 171,861 Addmaster common shares. John P. Clary is a Director and Vice-President & Director of Engineering of Addmaster, and is the beneficial owner of 195,330 Addmaster common shares. Hugh L. Clary is a Director and Vice-President and Secretary of Addmaster, and is the beneficial owner of 174,010 Addmaster common shares.

        In addition, Mr. Guerin is the beneficial owner of 4,600 Addmaster common shares.

        If the Merger is effected, the directors of the Company shall be John G. Clary, John P. Clary and Hugh L. Clary. The officers of the Company at the effective time of the Merger shall, from and after such time, be the officers of the surviving corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the CGCL and the articles of incorporation and bylaws of the surviving corporation. The Company is advised that DPC intends to conduct a detailed review of the Company to determine what, if any, changes to the current officers of the Company would be desirable and to effect the removals and appointments of officers deemed appropriate in accordance with the provisions of the Company's articles of incorporation, bylaws and the CGCL.

        The Board formed a special committee (the "Special Committee") because of the conflict of interests with the Family Shareholders who serve as officers and/or directors of the Company as well as the conflict of interests with Addmaster, which is a significant shareholder and major supplier of the Company. Accordingly, the Board believed that the Special Committee, consisting of directors who were not directors, officers or employees of Addmaster or DPC, were not otherwise affiliated with such officers, employees or directors, were not part of the Family Shareholders and had no financial interests in the transaction different from the Unaffiliated Shareholders of the Company generally, should evaluate and, if appropriate, approve the Offer.

        The Board considered carefully the actual and potential conflicts of interest of certain of its members before establishing the Special Committee of disinterested directors to consider the Offer. The Board concluded that Messrs. John G. Clary, John P. Clary and Hugh L. Clary may have actual or potential conflicts in considering the Offer as Family Shareholders, and as a result of their relationships with Addmaster and/or DPC. On the other hand, the Board concluded that Messrs. Donald G. Ash, Russell T. Gilbert and John G. Guerin were disinterested and did not have any such actual or potential conflicts. In recognition of the fact that their service on the Special Committee would require a substantial commitment of time, the Board authorized compensation to members of the Special Committee. (See Item 5 of this Statement for a description of the compensation).

        The Board specifically considered the fact that Mr. Guerin is the beneficial owner of 4,600 common shares of Addmaster, and determined that Mr. Guerin is disinterested for the following reasons. First, Mr. Guerin's share ownership in Addmaster is nominal, and equates to less than 1% of the total issued and outstanding shares of Addmaster. Second, Mr. Guerin does not have any other material relationships or affiliations with Addmaster, DPC or the Family Shareholders.

  Effects of the Offer and the Merger under Company Stock Plan

        The summary of the treatment of stock options under the Merger Agreement contained in Section 10 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO-T/13E-3, is incorporated here by reference. Such summary and the following summary in this paragraph and the following two paragraphs are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement. The Merger Agreement provides that, promptly after execution of the Merger Agreement but no later than the commencement of the Offer, the Board of Directors (or, if appropriate, any committee thereof) will adopt appropriate resolutions and take all other actions necessary to provide for the conditional exercise, effective at the commencement of the Offer, of the outstanding vested stock options or similar rights that have an exercise price per share less than the common share Offer Price (the "Options") heretofore granted by the Company, whether under a stock option or similar plan (the "Stock Plans") or otherwise, without any payment therefor except as otherwise provided in the following two paragraphs.

        All option holders who are eligible for conditional exercise will be permitted to conditionally exercise options and acquire common shares issuable upon the exercise of such Options on a "cashless exercise" basis (which means that the option holder does not have to pay the exercise price in cash on exercise; this unpaid amount will remain outstanding as a liability, payable by DPC if it becomes the registered holder of the Option Shares and secured by the Option Shares) for the purpose of allowing eligible option holders to tender Option Shares in the Offer. An eligible option holder will not be required to pay cash for the exercise price upon conditional exercise. The consideration received by an eligible option holder whose Option Shares are purchased pursuant to the Offer will be an amount per Option Share equal to the difference between the common share Offer Price and the exercise price relating to the Option Share so purchased pursuant to the Offer, without interest less any required withholding taxes.

        The exercise of such options will be "conditional" because eligible option holders will be deemed to exercise their options only if, and to the extent that, DPC actually accepts for payment and pays for the Option Shares underlying such options in the Offer. If the Shares are accepted for payment and paid for by DPC pursuant to the Offer, the options in respect of the Option Shares tendered will have been irrevocably exercised. If the Shares are not accepted by DPC pursuant to the Offer, the options held by eligible option holders in respect of the Option Shares will not be exercised. The Company will also take all necessary action to approve the disposition of the Options in connection with the transactions contemplated by the Merger Agreement to the extent necessary to exempt such transactions and dispositions under Rule 16b-3 of the Exchange Act.

  Effect of Merger on Directors and Officers of the Company

        The summary of the effect of the Merger on directors and officers of the Company contained in Sections 4 and 18 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO-T/13E-3, is incorporated here by reference. Such summary and the following summary in this paragraph are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement. If the Merger is effected, the directors of the Company shall be John G. Clary, John P. Clary and Hugh L. Clary. The officers of the Company at the effective time of the Merger shall, from and after such time, be the officers of the surviving corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the CGCL and the articles of incorporation and bylaws of the surviving corporation. The Company is advised that DPC intends to conduct a detailed review of the Company to determine what, if any, changes to the current officers of the Company would be desirable and to effect the removals and appointments of officers deemed appropriate in accordance with the provisions of the Company's articles of incorporation, bylaws and the CGCL.

  Indemnification and Related Arrangements

        Pursuant to the Merger Agreement, DPC and the Company have agreed that from and after the effective time of the Merger, the articles of incorporation and the bylaws of the surviving corporation will contain provisions with respect to indemnification and exculpation from liability that are no less favorable than those provisions set forth in the Company's articles of incorporation and bylaws on the date of the Merger Agreement. The Company and DPC have also agreed that the surviving corporation will not amend, repeal or otherwise modify these provisions for a period of three years from the effective time of the Merger in any manner that would adversely affect the rights thereunder of individuals who on or prior to the effective time of the Merger were directors, officers, employees or agents of the Company, unless such amendment, repeal or modification is required by law. The Company and DPC have also agreed that the surviving corporation will not cancel the directors' and officers' liability insurance policy for a period of three years immediately following the effective time of the Merger, provided that the surviving corporation or its successor in interest will not be obligated to pay premiums for such insurance in any year in an amount greater than 150% of the aggregate premiums paid by the Company in the fiscal year ended December 31, 2001, and provided further that the Company, DPC or the surviving corporation may instead adopt such other arrangements (including self-insurance) or policies that provide at least the same coverage and amounts on terms that are not less advantageous to the insured parties.

        Notwithstanding the foregoing, if the surviving corporation does not cause to be maintained in effect the policies of directors' and officers' insurance referred to above, then, from the effective time of the Merger until the third anniversary thereof or such earlier date as may be mutually agreed upon by the surviving corporation and the applicable indemnified party, the surviving corporation shall unconditionally and irrevocably guarantee and promise to perform and to pay on demand, as and when the same becomes due, all of the statutory, articles of incorporation and bylaws indemnification obligations of the surviving corporation to and with respect to each indemnified party as it relates to any claims arising from facts or events that occurred on or prior to the effective time of the Merger. In the event that the surviving corporation consolidates or merges with another person or transfers its assets to another person, it must make proper provisions to assure that these obligations are assumed.

        In addition, the Company entered into Indemnification Agreements (collectively, the "Indemnification Agreements") with all of the Officers and Directors. Under the Indemnification Agreements, the Company is obligated to indemnify such Officers and Directors in third party actions and actions brought by or in the name of the Company, subject to the terms and conditions set forth in the Indemnification Agreements. The Company is also required under the Indemnification Agreements to maintain directors and officers insurance, with each such Officer and Director named as an insured. In the event of a change in control of the Company, any surviving entity is obligated to assume the obligations of the Indemnification Agreements.

        The foregoing summary of indemnification and related arrangements is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement.

Item 4. The Solicitation or Recommendation.

  (a) Recommendation of the Board

        For the reasons set forth below, at a meeting held on December 17, 2002, the Board (with two DPC-affiliated directors attending and abstaining and one not attending), at the recommendation of the Special Committee, by an affirmative vote (1) unanimously determined that each of the Merger Agreement, the Offer and the Merger were advisable and fair from a financial point of view to, and in the best interests of, the Company and its Unaffiliated Shareholders, and (2) unanimously voted to approve the Merger Agreement, the Offer and the Merger.

        In evaluating the Merger Agreement, the Offer and the Merger, the Board and the Special Committee relied upon their knowledge of the business, financial condition and the prospects of the Company as well as the advice of financial and legal advisors. In view of the wide variety of factors considered in connection with the evaluation of the Merger Agreement, the Offer and the Merger, the Board and the Special Committee did not find it practicable, and did not attempt, to quantify, rank or otherwise assign relative weight to the specific factors they considered in reaching their determinations. In addition, individual directors may have given different weights to different factors.

        The balance of this Item 4 summarizes events that led to the Offer, the information and factors considered and given weight by the Board and the Special Committee in making their recommendation to accept the Offer, and the Special Committee's discussions with its financial adviser, The Mentor Group, Inc. ("The Mentor Group"), relating to The Mentor Group's financial analysis of the Company, the Merger Agreement, the Offer and the Merger.

  (b)(i) Background of the Offer; Contacts with DPC

        Set forth below is a summary of material events that led to the Offer.

        From time to time over the years and through 2002, John G. Clary and certain other members of the Clary family had discussed in general terms with various officers and/or directors of the Company the possibility of Addmaster and its affiliates becoming the 100% owner of the Company. Among the reasons discussed for a transaction were the business relationship and management interlocks between Addmaster and the Company, the avoidance of the administrative costs associated with the Company's status as a publicly traded reporting company and the increased financial stability and technical support that Addmaster could bring to the Company.

        On March 12, 2002, Addmaster and the Company jointly engaged The Mentor Group to perform a valuation analysis of the Company. The fees and expenses of The Mentor Group were divided evenly between Addmaster and the Company. While The Mentor Group was performing its analysis, certain members of the Clary family retained and consulted outside counsel to advise on the potential structure and tax implications of a going private transaction. The Mentor Group completed most of its work between April 2002 and August 2002, and circulated various updated drafts of its valuation analyses to coincide with the Company's release of financial information for each successive quarterly period. Its final report was rendered to the Company on November 6, 2002, a copy of which is filed as Annex B to this Statement and incorporated herein by reference. Addmaster's agreement to share the fees and costs of the Mentor Group was terminated on November 6, 2002, and on November 7, 2002, the Special Committee engaged The Mentor Group to act as independent financial advisor to consider DPC's proposal and to deliver a written opinion relating to the fairness of the proposed common share Offer Price.

        On November 1, 2002, John G. Clary and other members of the Clary family met with their attorneys to discuss an all-cash tender offer for the shares of the Company not held by Addmaster or the Family Shareholders. At that meeting, the participants decided to present a proposal to purchase all outstanding shares to the Board at their next meeting scheduled for November 6, 2002. In addition, the participants at the November 1st meeting discussed structuring the transaction so that Addmaster and the Family Shareholders would form a special purpose acquisition corporation that would be used to make a tender offer to acquire the shares of the Company not held by Addmaster and the Family Shareholders.

        On November 4, 2002, John G. Clary formed DPC as a corporation under the laws of California. On November 6, 2002, Addmaster and the Family Shareholders entered into Share Exchange Agreements with DPC, in which they agreed, upon consummation of the Offer, to exchange their shares of capital stock of the Company for equity interests in DPC. Addmaster and the Family Shareholders also agreed to immediately give DPC an irrevocable proxy to vote their shares of the Company's capital stock.

        On November 6, 2002, DPC sent a letter to the Board expressing its proposal of an all-cash tender offer for all shares of the Company other than shares held by Addmaster or the Family Shareholders at $2.00 per share, which represented a 77% premium over the then average unweighted trading price over the prior three months. DPC further expressed its hope to have the Board support DPC in the Offer.

        On November 6, 2002, the Board held a meeting during which the directors discussed DPC's letter regarding its contemplated tender offer. The Board voted to appoint the Special Committee of directors to consider and respond to this proposal. The Board appointed Donald G. Ash, John J. Guerin and Russell T. Gilbert to serve as members of the Special Committee and authorized the Special Committee to engage an independent financial advisor and to engage its own legal counsel. The summary of the appointment of the Special Committee contained in Item 3 above under the caption "DPC's and Addmaster's Relationships with the Company's Directors" is incorporated herein by this reference.

        On November 6, 2002, DPC issued a press release announcing that it had presented its proposal to the Board and was contemplating a cash tender offer for the common shares of the Company at a price per share of $2.00. DPC also disclosed that it had entered into the transactions contemplated by the share exchange agreements and entered into a binding loan agreement with Addmaster, pursuant to which Addmaster would finance the Offer. The text of the press release was filed with the SEC.

        On November 6, 2002, The Mentor Group delivered to the Company its final report regarding its valuation analyses, a copy of which report is filed as Annex B to this Statement and incorporated herein by reference.

        On November 6, 2002, the Special Committee held a meeting. During this meeting, the Special Committee appointed Russell T. Gilbert to serve as chairman of the Special Committee. The Special Committee also determined to engage The Mentor Group as its independent financial advisor. The Special Committee specifically reviewed and concluded that no conflict of interest existed from The Mentor Group's prior valuation analysis of the Company that was paid for by both the Company and Addmaster. The Special Committee further concluded that The Mentor Group's familiarity with the Company, the Company's competitors, and the markets served by the Company would be more expedient than the selection of another financial advisor who lacked such experience. During this meeting, the Special Committee also appointed legal counsel. On November 7, 2002 the Special Committee engaged The Mentor Group to act as independent financial advisor to consider DPC's proposal and to deliver a written opinion relating to the fairness of the proposed common share Offer Price.

        On November 8, 2002, the Company issued a press release announcing that it had received DPC's proposal. The text of the press release was filed with the SEC.

        In a memorandum dated November 12, 2002, legal counsel to the Special Committee reviewed at length the directors' fiduciary duties regarding the evaluation of any proposal from DPC and consideration of any alternatives to any proposed offer.

        On November 14, 2002, the Special Committee held a telephonic meeting to discuss the November 12th memorandum sent by legal counsel to the Special Committee and approved a tentative schedule for future meetings and action items of the Special Committee. The Special Committee also approved a non-disclosure and confidentiality agreement which had been proposed by DPC.

        On November 14, 2002, DPC and the Company entered into a non-disclosure and confidentiality agreement.

        On November 18, 2002, the Board held a meeting. At the meeting, the Board ratified the Special Committee's appointment of independent legal counsel and a financial advisor to the Special Committee. In addition, the Board authorized the Special Committee to negotiate, finalize and approve, in its sole judgment, DPC's offer.

        From October 28, 2002 until November 22, 2002, attorneys for DPC conducted due diligence on the Company. On December 5, 2002, attorneys representing DPC delivered a draft of the Merger Agreement and Offer to Purchase to attorneys representing the Special Committee. On December 9, 2002 and on December 11, 2002, the Special Committee held telephonic meetings to discuss the terms of the draft Merger Agreement and Offer to Purchase, as well as to discuss drafting the Company's Schedule 14D-9 and other matters. On December 11, 2002 and December 12, 2002, legal counsel for DPC and the Special Committee engaged in negotiations over the terms of the draft Merger Agreement and Offer to Purchase.

        On December 16, 2002, DPC retained D.F. King & Co., Inc. (the "Information Agent") and U.S. Stock Transfer Corporation (the "Depositary").

        From November 7, 2002 until December 17, 2002, The Mentor Group conducted its financial analysis of the Company and the Offer Price.

        On December 17, 2002, the Special Committee held a meeting to consider DPC's proposed offer with the advice of its legal counsel and financial advisor. Legal counsel for the Special Committee advised the members of their fiduciary duties and summarized the proposed terms of the Merger Agreement and related documents. The Mentor Group reviewed its financial analysis of the price of $2.00 per common share payable in the proposed offer and discussed its views with the Special Committee as to the fairness of the proposed Offer Price. The Mentor Group concluded that, based upon and subject to the matters set forth in its written opinion, the common share Offer Price was fair from a financial point of view to the Unaffiliated Shareholders. The Mentor Group delivered its written opinion dated as of December 17, 2002 to this effect to the Special Committee (a copy of which is attached as Annex A to this Statement). The Special Committee members reflected on and discussed the views and conclusion of its financial advisor. The Special Committee also reviewed the reasons for recommending approval of the proposed offer and merger. After much discussion, the Special Committee unanimously voted to determine that the Merger Agreement, the Offer and the Merger is fair from a financial point of view to, and in the best interests of, the shareholders of the Company, to approve the Merger Agreement, the Offer and the Merger and recommended that the Board approve the Offer and that Unaffiliated Shareholders tender their Shares pursuant to the Offer.

        On December 17, 2002, following the meeting of the Special Committee, the Board held a meeting (with two DPC-affiliated directors attending and abstaining and one not attending), with the legal counsel for the Special Committee and The Mentor Group. The purpose of the meeting was to consider and vote on the proposed Offer. At this meeting, legal counsel summarized the fiduciary duties of the members of the Board and reviewed the proposed terms of the Offer and Merger Agreement. The Mentor Group reviewed with the Board its financial analysis of the Offer Price payable in the Offer and summarized its opinion to the Special Committee to the effect that, based upon and subject to the matters described in the written opinion and as of the date thereof, the common share Offer Price was fair, from a financial point of view, to the Unaffiliated Shareholders of the Company.

        The Special Committee informed the Board that it had thoroughly considered the Offer, that it believed the Offer to be fair and in the best interests of the Unaffiliated Shareholders and that it unanimously recommended that the Board approve the Offer. The recommendation of the Special Committee was based in part on the fairness opinion rendered by The Mentor Group as well as on the commitment from Addmaster, as evidenced by the note agreement dated as of November 6, 2002 between Addmaster and DPC (the "Note Agreement"), that Addmaster will provide DPC with sufficient and available funds to pay the consideration for all the shares.

        Thereafter, the Board unanimously approved (with two DPC-affiliated directors attending and abstaining and one not attending) the Merger Agreement, the Offer and the Merger and determined that they are fair from a financial point of view to, and in the best interests of, the Unaffiliated Shareholders, and recommended that the Unaffiliated Shareholders accept the Offer and tender their Shares pursuant to the Offer. John P. Clary and Hugh L. Clary attended that portion of the meeting during which the Board considered and voted on the Offer, the Merger and the Merger Agreement, but abstained from any vote approving, ratifying or making any determination at the time of the meeting or at any other time regarding the Offer, the Merger or the Merger Agreement in their capacities as Directors of the Company. John G. Clary did not attend that portion of the meeting and did not participate in such vote. In making the determination, the members of the Board considered and agreed with the Special Committee's analysis of the Merger Agreement, the Offer and the Merger and each of the factors considered by the Special Committee.

        The Company and DPC issued a joint press release on December 17, 2002 publicly announcing the proposed tender offer. The text of the press release was filed with the SEC.

  (ii) Reasons for the Recommendation of the Board and the Special Committee

        In reaching its determination to approve the Merger Agreement, the Offer and the Merger, and its recommendation described in paragraph (a) of this Item 4 that the Unaffiliated Shareholders accept the Offer, the Board and the Special Committee considered a number of factors, including the following:

          1.    Role and Recommendation of the Special Committee.    Each Special Committee member was not affiliated with DPC, Addmaster or the Family Shareholders. Because of the interests of those Directors affiliated with DPC, Addmaster and/or the Family Shareholders, the Special Committee was granted full authority by the Board to evaluate and review the Merger Agreement, the Offer and the Merger.

          2.    The Mentor Group's Analyses and Opinion.    The Special Committee considered the analyses and written opinion of The Mentor Group delivered to the Special Committee that the common share Offer Price was fair, from a financial point of view, to the Unaffiliated Shareholders of the Company. The Mentor Group performed a variety of financial and comparative analyses regarding the valuation of the Company, including a historical stock price analysis, public company trading analysis, comparative stock price performance, selected comparable transactions, premium study and independent valuation analysis. For a more complete description of The Mentor Group's analyses and its written opinion, see Section 6 of the Offer, incorporated herein by this reference. A copy of the written opinion rendered by The Mentor Group to the Special Committee, setting forth the procedures followed, the matters and the assumptions made by The Mentor Group in arriving at its opinion, is attached as Annex A to this Statement and incorporated herein by reference. Shareholders are urged to read this opinion carefully and in its entirety.

          3.    Market Price and Premium.    The Special Committee considered the historical market prices of the common shares compared to the Offer Price. The Offer Price represents a 77% premium over the $1.13 average trading price per share of the Company's common shares for the three months prior to the date of the public announcement by DPC of its offer to the Board to purchase all outstanding common shares for $2.00 per share. The Special Committee also considered the uncertainty with respect to the price at which the Company's common shares might trade in the future and the possibility that, if the Offer is not consummated, there could be no assurance that any future transaction would yield a price equal or greater to the Offer Price.

          4.    Risk of Future Financial Performance.    The Special Committee considered the fact that for the past three years, revenues and net income had varied significantly depending upon demand for the Company's products. Revenues decreased slightly from $5.7 million in 1999 to $5.5 million in 2000, but then increased dramatically in 2001 to $7.5 million. For the nine months ended September 30, 2002, revenues fell to $4.2 million from $6.0 million in the comparable period the year before. Similarly, the Company's net earnings has also fluctuated during the past several years. As a result, the Company is unable to determine with certainty the potential impact on its future revenues and operating performance. The Special Committee considered that the Offer would shift the risk of the future financial performance, which is uncertain in the current market environment, from the shareholders of the Company to DPC. In addition, the Offer would eliminate the exposure of the Unaffiliated Shareholders to any future decline in the price of the Shares.

          5.    Risk of Future Operations.    The Special Committee considered the fact that the Company, because of its small size, is faced with other significant risks in its operations, including (a) reliance on key personnel, (b) reliance on a small dealer network for a substantial portion of its business, and (c) possible rapid technological obsolescence. Since the Company is small, it must necessarily rely on a few key personnel and overlap in job function and knowledge is minimal. Loss of key employees can dramatically affect short-term performance on the Company's sales and profits. Also, the Company is dependent upon a small dealer base for its products. This small base is a result of the technical knowledge required in combination with the specialized customer applications. It takes many years to acquire and train dealers with this expertise. Lastly, electronics industries in general have experienced quick changes in technology, which rapidly obsolete older technologies. Should this happen in the UPS field, the Company would require access to additional capital and technical expertise to continue competing in the marketplace.

          6.    Illiquidity of the Common Shares.    The Special Committee took into consideration the trading history of the common shares. Historically, the trading volume for the common shares has been low, resulting in an illiquid market for public shareholders typical of smaller sized companies. The Special Committee believe that the liquidity that would result from the Offer would be beneficial to the shareholders because DPC's significant ownership of Shares (i) results in a small public float that necessarily limits the amount of trading in the Shares, and (ii) decreases the likelihood that a proposal to acquire the Shares would be made by an independent entity without the consent of DPC. The limited trading market also negatively affects the prices which shareholders receive when trying to sell their shares. The Special Committee considered the likelihood the price that shareholders would realize from the Offer is likely to be higher than the price that the shareholders would otherwise realize in the short or medium term.

          7.    Financial Ability to Consummate the Offer.    The Special Committee considered the assurance provided by Addmaster's execution of the Note Agreement obligating Addmaster to provide sufficient funds to DPC to pay the consideration for all the Shares and by the Special Committee's review of Addmaster's financial condition. In light of the assurance and the lack of a financing condition to the Offer, the Special Committee believed that it was very likely that the transaction would be completed on mutually agreeable terms.

          8.    No Firm Offers.    There have been no other offers by third parties to acquire the Company within the last two years with which to compare the Offer. The Special Committee does not believe that a third party solicited or unsolicited bid would be likely because of DPC's substantial beneficial ownership of the Company. The common share Offer Price exceeds the book value per common share of $0.92 at September 30, 2002, on a fully-diluted basis.

          9.    Prior Purchases by Addmaster.    The Special Committee considered that Addmaster and John G. Clary purchased common shares of the Company at purchase prices equal to or less than the Offer Price in more recent transactions. In January 2002, in a separate privately negotiated transaction, Addmaster purchased 93,500 shares at a price per share of $2.00. On March 29, 2002, the Company placed a call on its $600,000 in 9.5% convertible subordinated notes due January 17, 2003, of which Addmaster held $400,000 in principal amount and members of the Clary family held the remaining $200,000 in principal amount. Addmaster, along will all of the other noteholders, converted their notes into common shares at a $1.00 per share.

          10.    Timing of Completion and Certainty of Value.    The Special Committee considered that the shareholders might find it appealing to be able to receive the consideration through a tender of their Shares in the Offer or the Merger within a relatively short period of time as well as the certainty of value represented by the all-cash consideration offered by DPC.

          11.    Limited Conditions.    The Special Committee considered that the minimal conditions to the Offer and, in particular, that the lack of a financing condition would increase the likelihood that the shareholders would receive the consideration.

          12.    Potentially Reduced Costs.    The Special Committee concluded that for Unaffiliated Shareholders of record, the Offer provides the opportunity to sell their Shares without incurring brokerage and other costs typically associated with market sales.

          13.    Ability to Pursue Alternative Transactions.    The Special Committee considered that the Merger Agreement, as negotiated, does not contain any anti-solicitation prohibitions.

          14.    Alternative Transactions.    The Company has no viable third party alternatives to consider. It has received no inquiries or offers from third parties to acquire the Company within the last five years and it is unlikely that the Company would receive a solicited or unsolicited third party offer. Given the absence of alternatives, the Special Committee believes that no alternative transaction could result in as much consideration for the shareholders as this transaction. The Special Committee determined that the prospect of the Company's shareholders receiving cash at this time in an Offer that represents a substantial premium to the trading price of the Company's common shares before the public disclosure of DPC's offer to purchase the Shares is better than not accepting this transaction at this time. The Company's only realistic alternative to this transaction at this time is to continue its operations as an independent company. However, several key factors weigh against continuing as an independent public company, including the Special Committee's determination that (i) there is no reasonable basis for asserting that the very limited liquidity in the trading market for Shares will improve substantially at any time in the near future, (ii) the unpredictable nature of the Company's business and erratic buying cycles of its customers, and (iii) the continuing costs of operating a publicly-traded company, which are expected to increase in response to recent legislative and regulatory corporate governance reforms.

        The Special Committee and the Board also believes that the Offer and Merger are procedurally fair to the Unaffiliated Shareholders of the Company in light of the following factors:

          1.    Special Committee.    To avoid any potential conflict of interest because of the substantial ownership interest in the Company held by Addmaster and the Family Shareholders, the Board established the Special Committee consisting of directors of the Company who are not officers, employees or directors of DPC or otherwise affiliated with such persons. The Special Committee had sole and exclusive authority to negotiate the Merger Agreement, the Offer and the Merger.

          2.    Individual Determination.    Although the Offer and the Merger are not structured to require formal approval of the majority of Unaffiliated Shareholders as a group, shareholders of the Company can determine individually and without influence whether to tender their Shares in the Offer. In addition, if the Minimum Condition is satisfied, a majority of the Unaffiliated Shareholders of the Company will have accepted the Offer and tendered their Shares.

          3.    Dissenter and Appraisal Rights.    The Unaffiliated Shareholders of the Company who believe that the terms of the Offer and the Merger are not fair can pursue dissenter and appraisal rights in respect of the Merger under the CGCL.

          4.    Independent Financial Advisor and Legal Counsel.    The Special Committee had the benefit of advice from an independent financial advisor who reviewed and evaluated the Offer Price. In addition, the Special Committee retained independent legal counsel to assist it in performing its duties.

          5.    Superior Proposal.    The Merger Agreement places no restriction on the Company's ability to accept a superior proposal and contains no provision for a termination fee or "break-up" fee.

        In addition to the foregoing factors, which the Board and the Special Committee considered as supporting the Offer, they also considered the following countervailing factors:

          1.    No Future Participation in the Company.    The Special Committee considered the fact that when the Offer and the Merger are completed, the Unaffiliated Shareholders will no longer be shareholders of the Company and accordingly will not participate in any future earnings or growth of the Company.

          2.    Possible Increase in Market Price of Shares.    The Special Committee considered the possibility that the Company's future share price could exceed the Offer Price or a future offer to acquire the Company for more than the Offer Price might materialize.

          3.    Taxable Transaction.    The Special Committee considered that the Offer could result in a taxable gain to the shareholders of the Company, including those who may otherwise have preferred to retain their common shares to defer the occurrence of a taxable event.

          4.    Increased Illiquidity.    There has been relatively low trading volume of the publicly traded shares of the Company. As a result of the tender by the shareholders of their Shares, the trading volume may decrease further. Those shareholders who do not tender their shares may suffer increased illiquidity and decreased market value, particularly if the shares will no longer be quoted on the Pacific Exchange and the Company seeks to terminate the registration of the shares under the Exchange Act.

          5.    No Unaffiliated Representative.    The Special Committee considered the fact that the Board did not retain an unaffiliated representative to act solely on behalf of the Unaffiliated Shareholders for purposes of negotiating the Merger Agreement, the Offer and the Merger and preparing a fairness report.

        The foregoing includes the material factors considered by the Board and the Special Committee. In view of its many considerations, the Board and the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board and the Special Committee may have given different weights to the various factors considered. After weighing all of these considerations, the Board and the Special Committee collectively determined that the countervailing factors were not sufficient, either individually or collectively, to outweigh the benefits of the Offer and the Merger to the Company's unaffiliated minority shareholders, and therefore determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

  (c) Intent to Tender

        After reasonable inquiry and to the best of the Company's knowledge, each executive officer and director of the Company currently intends, subject to compliance with applicable law including Section 16(b) of the Securities and Exchange Act of 1934, to tender to DPC all Shares and those directors who are not affiliated with DPC, Addmaster or the Family Shareholders support the Offer and the Merger for the above-mentioned reasons. There is no agreement with any of the executive officers or directors of the Company that obligates any of them to tender their Shares in the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

        On November 7, 2002, the Special Committee engaged The Mentor Group to act as independent financial advisor to consider DPC's proposal and to deliver a written opinion relating to the fairness of the proposed common share Offer Price. Under the engagement, The Mentor Group shall receive professional fees billed on a $300 hourly basis, not exceeding $10,000, and reasonable out-of-pocket expenses relating to travel, report production, telecommunications and other incidentals. All amounts payable to The Mentor Group under the new engagement are payable by the Company. No portion of the fee is contingent upon the consummation of the Offer, the Merger or other transactions contemplated by the Merger Agreement or the conclusions reached in The Mentor Group's written opinion. Such engagement by the Special Committee is independent of the March 12, 2002 engagement of The Mentor Group jointly by Addmaster and the Company, since, on November 6, 2002, Addmaster's agreement to share the fees and costs of The Mentor Group was terminated.

        The Board authorized compensation to be paid to the members of the Special Committee. The Board authorized the Company to pay an initial special fee to Messrs. Russell T. Gilbert and John Guerin of $10,000 each and to Mr. Donald G. Ash of $5,000, and to reimburse the members of the Special Committee for their reasonable out-of-pocket expenses incurred in serving on the Special Committee.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

        Except as described in this Statement (including in the Exhibits and Annexes to this Statement) or incorporated into this Statement by reference, no transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

        The Company is advised that on November 6, 2002, DPC, Addmaster and the Family Shareholders entered into the Share Exchange Agreements pursuant to which Addmaster and the Family Shareholders agreed to transfer all of the Company's common shares, Series A preferred shares and Series B preferred shares held by Addmaster and the Family Shareholders to DPC in exchange for DPC common shares and, in the case of Addmaster, DPC common and DPC Series B preferred shares, effective upon the completion of the Offer. At the time the Share Exchange Agreements were executed, Addmaster and the Family Shareholders beneficially owned an aggregate of 1,143,152 common shares, 5,761 Series A preferred shares convertible into 6,625 common shares and 55,000 Series B preferred shares convertible into 440,000 common shares. Pursuant to the Share Exchange Agreements, Addmaster and the Family Shareholders also granted DPC an irrevocable proxy to vote all of the exchanged shares prior to the effectiveness of the transfer. Together, Addmaster and the Family Shareholders beneficially own 55.2% of the issued and outstanding common shares of the Company on a fully-diluted basis. After the effectiveness of the Share Exchange Agreements, DPC will own all of the Company's shares held previously by Addmaster and the Family Shareholders.

Item 7. Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

  (a) Fairness Opinion by Independent Appraiser

        Under Section 1203 of the CGCL, when a tender offer is made to some or all of a corporation's shareholders by an "interested party," a written affirmative opinion of an independent appraiser on the fairness of the consideration must be delivered to the shareholders when the tender offer is first made to them. The controlling interest in the Company of DPC, Addmaster and the Family Shareholders qualify them as interested parties for purposes of Section 1203. The written fairness opinion of The Mentor Group, concluding that the common share Offer Price is fair, from a financial point of view, to the Unaffiliated Shareholders of the Company, is being sent to shareholders with this Statement, attached as Annex A hereto, to satisfy the requirements of Section 1203.

  (b) "Short-form" Merger

        Under Section 1110 of the CGCL, if DPC acquires, pursuant to the Offer or otherwise, at least 90% of the Shares, after taking into account the Shares previously held by Addmaster and the Family Shareholders, DPC will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. However, if DPC does not acquire at least 90% of the Shares pursuant to the Offer or otherwise, after taking into account the Shares previously held by Addmaster and the Family Shareholders, a vote of the Company's shareholders is required under California law for a merger, which would take a significantly longer period of time to accomplish.

  (c) Appraisal Rights

        Holders of the Shares do not have statutory appraisal rights as a result of the Offer. However, they can exercise such rights in connection with the Merger if DPC proceeds with the Merger. Those rights, including the procedures shareholders must follow in order to effectively demand and perfect such rights, are summarized in Section 5 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO-T/13E-3. The relevant provisions of the CGCL governing appraisal is attached to the Offer to Purchase as Schedule A.

  (d) Regulatory Approvals

        United States Antitrust Compliance.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is not subject to such requirements.

Item 9. Exhibits.

        The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Letter to Shareholders of the Company, dated December 17, 2002.*
(a)(2)	The Offer to Purchase, dated December 17, 2002 (incorporated by reference to Exhibit (a)(1) to the Schedule TO-T/13E-3 of Dynamic Power Corporation, filed December 17, 2002.
(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO-T/13E-3 of DPC filed on December 17, 2002).
(a)(4)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO-T/13E-3 of DPC filed on December 17, 2002).
(a)(5)	Form of Notice of Conditional Exercise (incorporated by reference to Exhibit (a)(4) to the Schedule TO-T/13E-3 of DPC filed on December 17, 2002).
(a)(6)	Form of Instructions for Conditional Exercise (incorporated by reference to Exhibit (a)(5) to the TO-T/13E-3 of DPC filed on December 17, 2002).
(a)(7)	Memorandum to Eligible Option Holders (incorporated by reference to Exhibit (a)(6) to the TO-T/13E-3 of DPC filed on December 17, 2002).
(a)(8)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(7) to the Schedule TO-T/13E-3 of DPC filed on December 17, 2002).
(a)(9)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(8) to the Schedule TO-T/13E-3 of DPC filed on December 17, 2002).
(a)(10)
Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(9) to the Schedule TO-T/13E-3 of DPC filed on December 17, 2002).
(a)(11)	Opinion of The Mentor Group, dated as of December 17, 2002 (included as Annex A to this Statement).*
(a)(12)	The report of The Mentor Group, dated as of November 6, 2002 (included as Annex B to this Statement).*
(a)(13)	Press Release issued by DPC on November 6, 2002 (incorporated by reference to the Schedule TO-T/C filed on November 6, 2002).
(a)(14)	Press Release issued by the Company on November 8, 2002 (incorporated by reference to the Schedule 14D-9C filed by the Company on November 8, 2002).
(a)(15)	Joint Press Release issued by DPC and the Company on December 17, 2002 (incorporated by reference to Exhibit (a)(12) to the Schedule TO-T/13E-3 of DPC filed on December 17, 2002).
(e)(1)	Agreement & Plan of Merger, dated as of December 17, 2002, between DPC and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO-T/13E-3 of DPC filed on December 17, 2002).

(e)(2)
Agreement for Non-Use and Non-Disclosure of Confidential Information, dated as of November 14, 2002, between the Company and DPC (incorporated by reference to Exhibit (d)(3) to the Schedule TO-T/13E-3 of DPC filed on December 17, 2002).
(e)(3)	Excerpted portions of the Company's Definitive Proxy Statement on Schedule 14A, filed on April 15, 2002.*

*  Included with this Statement

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLARY CORPORATION
	By:	/s/ DONALD G. ASH Name: Donald G. Ash Title: Treasurer and Chief Financial Officer
Dated: December 17, 2002

Annex A

[THE MENTOR GROUP LETTERHEAD]

December 17, 2002

To The Special Committee of the Board
of Directors of Clary Corporation

Gentlemen:

        The Mentor Group, Inc. ("The Mentor Group", "Mentor" or "TMG") understands that Dynamic Power Corporation ("DPC") a California corporation owned and controlled by Addmaster Corporation and certain members of the John G. Clary family ("the Parties") is making an offer to purchase all of the outstanding common shares and Series A preferred shares of Clary Corporation, not already owned by the Parties, of Clary Corporation ("Clary" or "the Company"). Based upon a fully-diluted basis, upon conversion of preferred stock, DPC is a 55.2 percent equity owner of Clary. The proposed purchase price of the common stock is $2.00 per share in cash (the "Transaction").

        The Board of Directors of the Company, based upon the recommendation of a special committee of directors (the "Special Committee") of Clary may recommend the approval of the Transaction only if the Transaction has been approved by the Special Committee, upon receipt of an opinion of a recognized firm of investment bankers or business valuation experts acceptable to the Board to the effect that the Transaction is fair to the stockholders of the Company. Clary has retained The Mentor Group to render a fairness opinion (the "Opinion") with respect to the aforestated Transaction. This is a going private transaction in that DPC is proposing to acquire the entire equity interest not already owned by DPC in the Company.

        The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the shares. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

        In connection with this Opinion, we made such reviews, analyses and inquiries as we deemed necessary and appropriate under the circumstances. The scope of our valuation work included the following:

  1.
  Review of Clary's Annual Report to shareholders for the past six years and unaudited interim financial statements (Form 10-QSB reports to the Securities and Exchange Commission) for quarterly periods ended March 31, 2002, June 30, 2002 and September 30, 2002.

  2.
  Review of the historical market prices and trading volume for Clary's publicly traded common stock.

  3.
  Visits to the business office and assembly plant of Clary.

  4.
  Meetings with certain members of the senior management to discuss operations, financial conditions, future prospects and projected operations and performance of the Company.

  5.
  Review and analysis of insider corporate share transactions effected with the last twelve months.

  6.
  Review of the internally prepared forecasts of Clary's business operations for the years ending December 31, 2002 and December 31, 2003.

  7.
  Conduct of such other studies and analyses as we have deemed appropriate throughout the course of our engagement.

  8.
  Preparation of our own financial projections which we believe reasonably reflect the future condition of the Company, based upon historical performance and current prospects.

  9.
  Estimation of market values of the Company, based upon public market multiple analysis and Clary and TMG prepared projections applied to discounted cash flow and underlying assets analyses.

  10.
  A determination that, if Clary shareholders other than the Parties exercised their option to sell their Clary shares, the consideration to be paid would be within or above TMG's estimated market value ranges based upon accepted approaches to valuation.

        The preparation of a fairness opinion is not susceptible to partial analysis or summary description. TMG believes that its analyses must be considered as a whole and that selecting portions of our analyses and the factors considered, without considering all analyses and factors, could create an incomplete view of the process underlying analysis for this Opinion.

        For purposes of this Opinion, we define fair market value as the most probable price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell, and both having reasonable knowledge of relevant facts. The most probable price is as of a specified date and is in cash, or in terms equivalent to cash, or in other precisely revealed terms, for which the specified property should sell after reasonable exposure in a competitive market under all conditions requisite to a fair sale.

        In November 2002, TMG made a presentation to a special committee of the Board of Directors of the Company. At that meeting we delivered our estimation of the range of fair market values for the equity of Clary. In connection with our valuation analyses, we considered two scenarios. Our first scenario was one in which we treated the Company's preferred stock as pure equity. Clary has two classes of convertible preferred stock issues for which a combined 452,688 common shares are reserved for conversion. The dilutive effect equals 15.82 percent. In our second scenario, we treated the Company's preferred stock as a debt equivalent and considered no conversion of either of the preferred classes of stock to common stock. In the second scenario, we added a premium for a controlling interest representing Addmaster's new stock position after buying the shares subject to tender. Based upon our valuation analysis, we estimated the fair market value per share of Clary Corporation to be in a range of $1.74 to $1.97.

        In arriving at our value estimations TMG performed numerous quantitative analyses and considered a number of factors. The preparation of opinions as to the fairness of a transaction from a financial point of view involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the applications of these methods to the particular facts and circumstances. In arriving at our Opinion, TMG made qualitative and quantitative judgments as to the significance of each of our analyses.

        The following is a summary of the material financial analyses performed by TMG in connection with providing its Opinion to the Special Committee of Clary's Board of Directors. TMG made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of the Company.

        With respect to comparable company trading analysis, the market price of traded securities, unfortunately, is affected by more than simply the fortunes of the company or the industry involved. For example, general economic and political conditions, international monetary shifts, etc., though perhaps unrelated to the particular industry, can have a dramatic effect on stock price movements. Further, certain stocks available for comparison may trade in an artificial market caused by many factors operating alone or jointly, including, but not limited to, thin market supply, tender offers, secondary offerings, stock dividends, and stock manipulation by promoters. Market comparison, at best, can be considered a definitive answer to the valuation question and, at worst, a highly misleading symptom of the unpredictable securities market.

        In the market comparable analysis, we compared Clary to other companies in the electronic equipment and component manufacturing industry whose business operations are subject to similar economic trends and pressures . In selecting these companies, factors such as size, growth, capital structure, competitive position, reputation, management ability and growth prospects are specifically considered. In our analysis, we concentrated primarily on companies that had similar investment appeal. In such cases, we viewed the situation from the perspective of an investor considering various investment opportunities available in the marketplace.

        We were unable to identify any guideline public company whose sales and earnings records parallel those of Clary that might be viewed by an investor as having comparable growth prospects and the same degree of business risk. Considering our extensive research of some 12 companies, all were significantly different than the single product line assembly operations of Clary. The guideline public companies in our analysis included, but not limited to, such companies as Orbit International Co., Servotronics, Inc., Unique Mobility Co., Wentwood, Inc. and Centrum Industries, Inc. Therefore, we did not employ the guideline public market comparable approach in this valuation.

        In the discounted cash flow approach ("DCF"), a forecast analysis of debt-free cash flow is developed. The stream of cash flows is discounted at an appropriate rate, reflecting the weighted average cost of capital, inflation, the risk inherent in ownership, and other unsystematic risks. The present value of any residual at the end of the forecast period is then added to obtain an estimate of the business enterprise value. Cash flows to invested capital are defined as earnings before interest and taxes, plus or minus changes in working capital, less capital expenditures. TMG's discounted cash flow methodology was based upon discussions with management and the projections that management and TMG created. Factors of significance to the future earnings of Clary were current management's experience and their ability to successfully meet the demands of the industry to achieve their projections.

        In the excess earnings/net underlying asset approach, TMG attempts to identify the market value of all underlying assets, including any identifiable intangible assets and goodwill. Through the excess earnings calculation, any residual earnings, after an allowance is made for a reasonable return on net tangible and identifiable intangible assets, indicate the presence of goodwill. We add the capitalized value of these excess earnings to the market value of the net tangible assets and identifiable intangible assets to estimate the fair market value of the business enterprise.

        We reviewed the Addmaster buyout of an employee shareholder in a transaction which took place in the first quarter 2002. Addmaster purchased 93,500 common shares from the former employee. The purchase price of the stock was $2.00 per share. Addmaster did not perform a material quantitative financial analysis in arriving at the purchase price. TMG accepted Addmaster transaction as arms-length. We included this transaction in our weighted average analytical process in estimating the range of fair market values of the equity in Clary.

        We did not independently verify the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We did not make an independent appraisal of any of the properties or underlying assets of Clary. Our opinion is necessarily based upon business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

        In connection with the proposed purchase and sale of the shares which the Parties and Clary are considering for the Transaction, they have conducted their own independent investigation, due diligence and financial analysis. Clary has requested this opinion to provide a secondary, independent verification of, rather than a substitute for, the Company's analysis.

        In preparing this Opinion, we assumed and relied upon, with Clary's expressed permission, the truth, accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available. We made no investigation of, and assumed no responsibility for, the title to or any liabilities against the assets analyzed. We have no present, prospective, direct or indirect interest in the business herein appraised. The compensation for the valuation study is not contingent upon our value reported.

        Any use which the Special Committee makes of the Opinion, or any reliance on it, or decisions to be made based upon it, are the responsibility of the Special Committee. The Special Committee alone contracted for and is the intended beneficiary of this Opinion. The Mentor Group hereby consents to a description of, and the inclusion of the text of the Opinion in, any filing required to be made by the Company, and/or DPC with the Securities and Exchange Commission in connection with the Transaction, including without limitation, the Schedule 14D-9 and Schedule TO-T/13E-3. This Opinion is subject to the attached Statement of Assumptions and Limiting Conditions.

        The Mentor Group is an investment banking and advisory firm and, as part of its investment banking activities is regularly engaged in the valuation of businesses and their securities. As compensation for its services in connection with the Transaction, Clary and Addmaster has agreed to pay TMG fees approximating $40,000 for providing valuation analyses and for providing this Opinion. In addition, Clary and Addmaster agreed to reimburse TMG for the expenses reasonably incurred in connection with its engagement.

        The Mentor Group is a nationally recognized business valuation firm which is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, secondary distributions of listed and unlisted securities, valuations for estate, corporate and other matters. Clary retained TMG based upon our qualifications, as well as our familiarity with the Company and the industry in which it operates.

        Based upon the foregoing, and in reliance thereon, it is our opinion that the Transaction is fair to the Company's stockholders from a financial point of view.

Respectfully submitted,

/s/ The Mentor Group, Inc.

THE MENTOR GROUP, INC.

Attachments—Statements of (1) Assumptions and Limiting Conditions and (2) Independence

Appendix A

STATEMENT OF ASSUMPTIONS AND LIMITING CONDITIONS

        The analyses and opinions concluded by The Mentor Group, Inc. ("TMG") and set forth in this fairness opinion letter are subject to the following assumptions and limiting conditions:

        We have no present or contemplated material interest in the business or assets that are the subject of this letter.

        We have no personal interest or bias with respect to the subject matter of this letter or the parties involved.

        To the best of our knowledge and belief, the statements of fact contained in this letter, upon which the analyses, opinions, and conclusions expressed herein are based, are true and correct.

        TMG has made a personal visit to the premises of the business and conducted interviews with management.

        The fee for this engagement is not contingent upon the values reported, or the stated opinion.

        No investigation of legal fee or title to the business or its assets has been made and the ownership claim to the business and its assets is assumed valid. No consideration has been given to liens or encumbrances which may be in place against the business or assets, except as specifically stated in this letter.

        All value conclusions are presented as the considered opinion of TMG based on the facts noted within this letter. We assume no responsibility for changes in values or market condition or for the inability of the owner to locate a purchaser at the estimated value. The value conclusions derived were for the specific purpose set forth herein and may be invalid if used for any other purpose.

        Client agrees to preserve the confidential format and content of our reports. Our reports and the TMG name are not to be used in whole or in part outside your organization, without our prior written approval, except for review by your legal counsel and advisors. We will likewise preserve the confidential nature of information received from you, or developed during this engagement, in accordance with our established professional standards. Client agrees that TMG does not, either by entering into this contract or by performing the services rendered, assume, abridge, abrogate or undertake to discharge any duty of Client to any other person. Unless otherwise stated in writing, TMG may reference the work performed for Client in general public announcements.

        All financial statements and other pertinent data relating to the income and expense attributed to the entity have been provided either by management or its representatives and accepted without further verification, except as may be noted in the letter. Therefore, to the extent that such information may be found at a later date to have been inaccurate or misrepresented, we cannot accept liability for the consequences such inaccuracy or misrepresentation may have on our value conclusion or the use of our conclusion in actions taken by our client.

        While we accept as correct the information furnished us by others, no guarantee is expressed or implied herein for the validity of such information, whether in written or oral form. In addition, we assume that the information supplied by management and others represented a good faith effort to describe the business or assets. We further assume that, unless indicated otherwise, there is no intention of selling control of or liquidating any material asset other than in the normal and ordinary course of business.

        Neither all nor any part of the contents of this letter shall be conveyed to the public through advertising, public relations, news, sales, or other media, without the written consent and approval of TMG.

        We assume that the terms of any leases currently in effect will not be altered by any lessor contending that the new financial structure triggers a material change in the financial condition of the Company, unless and to the extent that these assertions are specifically disclosed to TMG.

        We assume there are no hidden or unexpected conditions of either the real or personal property utilized by the business enterprise which would materially and adversely affect value.

        We express no opinion as to: a) the tax consequences of any transaction which may result; b) the effect of the tax consequences of any net value received or to be received as a result of a transaction; and, c) the possible impact on the market price resulting from any need to effect a transaction to pay taxes.

        No opinion is expressed for matters that require legal or specialized expertise, investigation, or knowledge beyond that customarily employed by appraisers. Therefore, this letter does not address issues of law, engineering, code conformance, toxic contamination or discharge, the potential presence of hazardous substances, etc., unless specifically identified in the body of the letter.

        Unless express written notice of noncompliance is delivered and brought to the attention of TMG, we assume that the Company is in compliance with all laws and regulations of any government or agency significant and relevant to its operations.

        TMG has no responsibility to update the opinions stated herein for events and circumstances occurring after the date of this letter. Any additional consultation, attendance during any hearings or depositions, testimony, or additional research required in reference to the present engagement beyond the opinions expressed herein, as of the date of this letter, are subject to specific written arrangements between the parties.

        The analyses and market value estimate may, in part, be based on estimates and assumptions which are inherently subject to uncertainty and variation, depending on evolving events. However, some assumptions inevitably will not materialize, and unanticipated events and circumstances may occur; therefore, actual results achieved during the period covered by our analyses will vary from our estimates, and the variations may be material.

        This letter may contain prospective financial estimates or opinions that represent the appraiser's view of expectations at a particular point in time, but such information, estimates or opinions are not offered as predictions or as assurances that a particular level of income or profit will be achieved, that events will occur, or that a particular price will be offered or accepted.

        TMG assumes no responsibility for economic or physical factors which may affect the opinions herein stated which may occur at some date after the date of this appraisal letter. Forecasts of future events which influence the valuation process are predicated on the continuation of historic and current trends in the market, as identified in the letter.

        TMG reserves the right to make such adjustments to the analyses, opinions and conclusions set forth in this letter as may be required by consideration of additional data or more reliable data that may become available. We assume no responsibility for any financial reporting judgments which are appropriately those of management. Management accepts the responsibility for any related financial reporting with respect to the assets or properties encompassed by this appraisal.

        All appraisal services, pursuant to this letter, shall be deemed to be contracted for and rendered in the county of The Mentor Group, Inc. office contracted to perform the services, and any arbitration or judicial proceedings shall take place in that county.

        With regard to any intangible assets (patents, trademarks, service marks, trade names, copyrights, trade secrets, goodwill, etc.), either valued separately and distinctly from the business or which may contribute to the value of the business enterprise but not be separately valued as a part of this valuation engagement, TMG expresses no opinion regarding nor shall it have any responsibility in connection with, any of the following matters:

  a)
  .  verifying the ownership of the property;

  b)
  .  determining whether the owner of such property has granted to other parties any licenses, options or security interests therein, or made any commitment to license or assign rights in such property; or whether such property has liens or other encumbrances against it;

  c)
  .    the validity or enforceability of any patent, copyright registration or trademark (or service mark) registration;

  d)
  .  whether property identified as a trade secret is, in fact, a legally enforceable trade secret, and the scope of protection afforded;

  e)
  .  the scope of patent claims; that is, the range and types of products or processes covered by any patent;

  f)
  .    whether the inventor(s) identified in any patent is(are) the true inventor(s), and whether all inventors have been named;

  g)
  .  the scope of rights in trademarks, service marks or trade names;

  h)
  .  the correct authorship of any copyrighted works;

  i)
  .    whether there has been litigation relating to such intangible assets and the results of any adjudication or settlement of such litigation, particularly with respect to issues of validity, enforceability and scope of protection afforded.

        The liability of TMG and its employees and associates is limited to the client only and to the amount of the fee actually received by TMG. There is no accountability, obligation, or liability to any third party. If the appraisal letter or any part thereof is disseminated to anyone other than the client, the client shall make such party or parties aware of all limiting conditions and assumptions affecting the appraisal assignment. Neither the appraisers nor TMG is in any way responsible for any costs incurred to discover or correct any physical, financial, and/or legal deficiencies of any type present in the subject property. In the case of limited partnerships or syndication offerings or stock offerings in real estate, the client agrees that in the event of a lawsuit brought by a lender, a partner or part owner in any form of ownership, a tenant or any other party, the client will indemnify and hold the appraiser(s) and TMG completely harmless in such action with respect to any and all awards or settlements of any type, such as fines, penalties, or financial losses resulting from actions taken by tax authorities, including but not limited to the Internal Revenue Service, when such fines, penalties, or losses are not due to fraud or gross negligence on the part of TMG.

Appendix B

STATEMENT OF INDEPENDENCE

        I attest, to the best of my knowledge and belief:

  •
  The statements contained in this fairness opinion letter are true and correct.

  •
  The reported analyses, estimations, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, estimations, and conclusions.

  •
  I have no present or contemplated future interest in Clary Corporation, Addmaster Corporation or Dynamic Power Corporation, and I have no personal interest or bias with respect to the parties involved.

  •
  My compensation is not contingent upon the results of this valuation.

  •
  No one provided significant professional assistance to the person signing this opinion.

  •
  As of the date of this report, I have completed the requirements of the continuing education program of the American Society of Appraisers and the Institute of Business Appraisers.

  •
  I have acted in an independent capacity.

  •
  The reported analyses, estimations, and conclusions were developed, and this Opinion has been prepared in conformity with the requirements of the Uniform Standards of Professional Appraisal Practice (USPAP), as promulgated by the Appraisal Standards Board of the Appraisal Foundation.

/s/ Russell A. Patterson Russell A. Patterson December 17, 2002 THE MENTOR GROUP, INC.

Annex B

[THE MENTOR GROUP LETTERHEAD]

November 6, 2002

Board of Directors
Clary Corporation
c/o Mr. Donald G. Ash
Treasurer and Assistant Secretary
1960 South Walker Avenue
Monrovia, California 91016

Dear Mr. Ash:

        At your request, we performed a valuation study to estimate the range of market values of the common stock of Clary Corporation ("Clary" or the "Company") at November 6, 2002 (the "Valuation Date"), based upon data in the most recent publicly-disclosed financial information presented in the Company's Form 10-QSB report to the Securities and Exchange Commission. The purpose of this study is to assist Clary's management in certain aspects concerning a possible tender offer by Addmaster Corporation and certain members of the John G. Clary family to acquire the remaining outstanding common shares of the Company which they do not currently own.

        In this report we define market value as the most probable price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell, and both having reasonable knowledge of relevant facts. The most probable price is as of a specified date and is in cash, or in terms equivalent to cash, or in other precisely revealed terms, for which the specified property should sell after reasonable exposure in a competitive market under all conditions requisite to a fair sale.

        The scope of our work included:

  1.
  Discussions with management of Clary at their business office concerning the business operations, economics and strategic goals of the Company at the Valuation Date;

  2.
  An analysis of: the audited annual financial statements of Clary from December 31, 1995 through December 31, 2001, compiled financial statements of the Company for the period ended September 30, 2002; and, certain supporting schedules of financial information relating to the previously stated material;

  3.
  An TMG prepared analysis of current and forecast growth and performance of the Company, in cooperation with Clary management, with respect to revenues, costs and expenses, net income, depreciation and amortization, capital expenditures, working capital and cash flow;

  4.
  An analysis of the underlying net assets of Clary at September 30, 2002, based upon the latest compiled financial statements as of that date; and

  5.
  Developing a range of market values, based upon our projections; and,

  6.
  A conduct of such other studies and analyses as we have deemed appropriate throughout the course of our engagement, with the intent of issuing a subsequent fairness opinion letter concerning a possible tender offer for certain Clary outstanding common stock.

        We assumed the business interests of the Company are being used as part of a continuing business operation. Assets which are special-purpose in nature may have little value if marketed piecemeal, yet they may provide a substantial contribution to the business. A prudent investor is not as interested in the liquidation value of individual assets as he is in their contribution to future income as part of a going concern.

        In the course of our work, management of Clary provided us with financial and economic data which we analyzed through general financial theory and applications, and which we accepted as fairly reflecting the Company's business operations. We did not perform any tests or audit procedures on this or any other data. Our analysis was based, in part, upon this information, as well as upon other economic or financial data that we developed or obtained from recognized reporting services. We did not make an independent appraisal of any properties or underlying assets of Clary.

        We estimated the market value of the equity in Clary's business enterprise using the insider corporate transaction approach, the discounted cash flow approach and the net underlying asset approach. Based upon our analysis using these methodologies, the rounded range of market values of Clary's equity, are as follows:

Estimated Range of Market Values For Clary Corporation
$4,196,700 to $4,754,000

        Based upon an approximate 2.407 million shares outstanding, of which approximately 1.264 million shares of common stock subject to a possible tender offer by Addmaster Corporation and certain members of the John G. Clary family, we estimated the market value per share of Clary Corporation at November 6, 2002, as follows:

Estimated Range of Market Values Foe Each Share of Common Stock
$1.74 to $1.97

        In connection with our valuation, we considered two scenarios. Our first scenario (indicated by a dot (.) 1 to our exhibits where applicable) was one in which we treated the Company's preferred stock as pure equity. Clary has two classes of convertible preferred stock issues for which a combined 452,688 common shares are reserved for conversion. The dilutive effect equals 15.82 percent. In our second scenario (dot 2), we treated the Company's preferred stock as a debt equivalent and considered no conversion of either of the preferred classes of stock to common stock. In the second scenario, we also added a premium for a controlling interest representing Addmaster's new stock position after buying the shares subject to tender.

        The Mentor Group, Inc. and Clary Corporation worked together in the development of the projected income statements contained in this valuation. The values which we determined using the discounted cash flow approach and net underlying assets approach are based, in part, upon the mutually developed forecasts for the years ending December 31, 2002 through December 31, 2003.

        We made no investigation of, and assumed no responsibility for, the title to or any liabilities against the assets analyzed. We have no present, prospective, direct or indirect interest in the business herein appraised. The compensation for the valuation study is not contingent upon our value reported.

        Our estimations of the market value of the Company are based upon conventional valuation methodologies and were prepared solely for the purpose stated above. The material contained in our report reflects our best judgment in light of the information available to us at the time of preparation and is subject to the assumptions and limiting conditions set forth in Appendix A, which are accepted and concurred by Clary.

        Any use which any third party makes of our estimation of market value, or any reliance on it, or decisions to be made based upon it, is the responsibility of that party. Our report is not to be referred to or distributed outside of Clary Corporation or Addmaster Corporation, except to the Company's independent accountants and attorneys. The material in our report may not be reprinted in whole or in part without the express consent of The Mentor Group, Inc.

        The preparation of a market value study is not susceptible to partial analysis or summary description. TMG believes that its analyses must be considered as a whole and that selecting portions of our analyses and the factors considered, without considering all analyses and factors, could create an incomplete view of the underlying analysis for this value determination. We customarily do not indicate that any of the analyses performed by us has a greater significance than any other.

        It must be emphasized that the value which we determined is strictly based upon Clary being a stand-alone company under its current senior management umbrella. We did not value the Company as if it were part of another group, except for Addmaster. There are certain synergies that could become evident in a merger with another business, such as operating and marketing efficiencies and tax benefits which could accrue to an acquiring party. The valuation of such synergies was beyond the scope of this engagement.

        The Mentor Group is a nationally recognized business valuation firm which is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, secondary distributions of listed and unlisted securities, valuations for estate, corporate and other matters. Clary Corporation retained TMG based upon our qualifications, as well as our familiarity with the Company and the industry in which it operates.

        Attached to this letter are supporting notional exhibits which are an integral part of our value conclusions. As a notational valuation, we excluded a detailed narrative discussing background material of the nature and history of the Company, economic and industry statistics and a primer on valuation methodology. Each of our exhibits contains a summary of significant assumptions upon which we relied for our value conclusions. If we can be of any further service to you regarding matters discussed in this notational letter report, please contact us.

Sincerely,

/s/ The Mentor Group, Inc.

THE MENTOR GROUP, INC.

Attachments—Appendices and Exhibits

NOTATIONAL REPORT ON THE VALUATION OF

CLARY CORPORATION

FOR STOCK TENDER PURPOSES

AT NOVEMBER 6, 2002

(BASED UPON CLARY AND THE MENTOR GROUP DEVELOPED PROJECTIONS)

APPENDICES

A.
STATEMENT OF ASSUMPTIONS AND LIMITING CONDITIONS

B.
STATEMENT OF INDEPENDENCE

C.
STATEMENT OF QUALIFICATIONS

Appendix A

STATEMENT OF ASSUMPTIONS AND LIMITING CONDITIONS

        The analyses and opinions concluded by The Mentor Group, Inc. ("TMG") and set forth in this financial valuation report are subject to the following assumptions and limiting conditions:

        We have no present or contemplated material interest in the business or assets that are the subject of this report.

        We have no personal interest or bias with respect to the subject matter of this report or the parties involved.

        To the best of our knowledge and belief, the statements of fact contained in this report, upon which the analyses, opinions, and conclusions expressed herein are based, are true and correct.

        For all initial valuations of business enterprises, TMG has made a personal visit to the premises of the business and conducted interviews with management. If the business valuation represents an update of a previously conducted valuation, we may not have made a personal visit to the premises of the business.

        The fee for this engagement is not contingent upon the values reported.

        No investigation of legal fee or title to the business or its assets has been made and the ownership claim to the business and its assets is assumed valid. No consideration has been given to liens or encumbrances which may be in place against the business or assets, except as specifically stated in this report.

        All value conclusions are presented as the considered opinion of TMG based on the facts noted within this report. We assume no responsibility for changes in values or market condition nor for the inability of the owner to locate a purchaser at the estimated value. The value conclusions derived were for the specific purpose set forth herein and may be invalid if used for any other purpose. This is not a fairness or solvency opinion and may not be used out of the context as presented herein nor used to solicit potential buyers.

        Client agrees to preserve the confidential format and content of our reports. Our reports and the TMG name are not to be used in whole or in part outside your organization, without our prior written approval, except for review by your auditors, legal counsel, advisors, financial institution (if the purpose of our appraisal is financing), and by representatives of taxing authorities. We will likewise preserve the confidential nature of information received from you, or developed during this engagement, in accordance with our established professional standards. Client agrees that TMG does not, either by entering into this contract or by performing the services rendered, assume, abridge, abrogate or undertake to discharge any duty of Client to any other person. Unless otherwise stated in writing, TMG may reference the work performed for Client in general public announcements.

        All financial statements and other pertinent data relating to the income and expense attributed to the entity have been provided either by management or its representatives and accepted without further verification, except as may be noted in the report. Therefore, to the extent that such information may be found at a later date to have been inaccurate or misrepresented, we cannot accept liability for the consequences such inaccuracy or misrepresentation may have on our value conclusion or the use of our conclusion in actions taken by our client.

        While we accept as correct the information furnished us by others, no guarantee is expressed or implied herein for the validity of such information, whether in written or oral form. In addition, we assume that the information supplied by management and others represented a good faith effort to describe the business or assets. We further assume that, unless indicated otherwise, there is no intention of selling control of or liquidating any material asset other than in the normal and ordinary course of business.

        Neither all nor any part of the contents of this report shall be conveyed to the public through advertising, public relations, news, sales, or other media, without the written consent and approval of TMG.

        We assume that the terms of any leases currently in effect will not be altered by any lessor contending that the new financial structure triggers a material change in the financial condition of the Company, unless and to the extent that these assertions are specifically disclosed to TMG.

        We assume there are no hidden or unexpected conditions of either the real or personal property utilized by the business enterprise which would materially and adversely affect value.

        We express no opinion as to: a) the tax consequences of any transaction which may result; b) the effect of the tax consequences of any net value received or to be received as a result of a transaction; and c) the possible impact on the market price resulting from any need to effect a transaction to pay taxes.

        No opinion is expressed for matters that require legal or specialized expertise, investigation, or knowledge beyond that customarily employed by appraisers. Therefore, this report does not address issues of law, engineering, code conformance, toxic contamination or discharge, the potential presence of hazardous substances, etc., unless specifically identified in the body of the report.

        Unless express written notice of noncompliance is delivered and brought to the attention of TMG, we assume that the Company is in compliance with all laws and regulations of any government or agency significant and relevant to its operations.

        TMG has no responsibility to update the opinions stated herein for events and circumstances occurring after the date of this letter. Any additional consultation, attendance during any hearings or depositions, testimony, or additional research required in reference to the present engagement beyond the opinions expressed herein, as of the date of this letter, are subject to specific written arrangements between the parties.

        The analyses and market value estimate may, in part, be based on estimates and assumptions which are inherently subject to uncertainty and variation, depending on evolving events. However, some assumptions inevitably will not materialize, and unanticipated events and circumstances may occur; therefore, actual results achieved during the period covered by our analyses will vary from our estimates, and the variations may be material.

        This report may contain prospective financial estimates or opinions that represent the appraiser's view of expectations at a particular point in time, but such information, estimates or opinions are not offered as predictions or as assurances that a particular level of income or profit will be achieved, that events will occur, or that a particular price will be offered or accepted.

        Any value estimates provided in the report apply to the overall business enterprise, and any proration of the total into fractional interests will invalidate the value estimate, unless such proration or division of interests has been set forth in the report.

        No consideration has been given in this appraisal to the underlying market value of the real and personal property, such as furniture, fixtures, machinery and equipment located on the premises, unless otherwise identified in this report.

        TMG assumes no responsibility for economic or physical factors which may affect the opinions herein stated which may occur at some date after the date of this appraisal report. Forecasts of future events which influence the valuation process are predicated on the continuation of historic and current trends in the market, as identified in the report.

        TMG reserves the right to make such adjustments to the analyses, opinions and conclusions set forth in this report as may be required by consideration of additional data or more reliable data that may become available. We asume no responsibility for any financial reporting judgments which are appropriately those of management. Management accepts the responsibility for any related financial reporting with respect to the assets or properties encompassed by this appraisal.

        Any dispute of claim made with respect to this report shall be submitted to and resolved in accordance with the rules of the American Arbitration Association for arbitration, and the decision of the Association shall be binding. All appraisal services, pursuant to this report, shall be deemed to be contracted for and rendered in the county of The Mentor Group office contracted to perform the services, and any arbitration or judicial proceedings shall take place in that county.

        With regard to any intangible assets (patents, trademarks, service marks, trade names, copyrights, trade secrets, etc.), either valued separately and distinctly from the business or which may contribute to the value of the business enterprise but not be separately valued as a part of this valuation engagement, TMG expresses no opinion regarding nor shall it have any responsibility in connection with, any of the following matters:

  a.
  verifying the ownership of the property;

  b.
  determining whether the owner of such property has granted to other parties any licenses, options or security interests therein, or made any commitment to license or assign rights in such property; or whether such property has liens or other encumbrances against it;

  c.
  the validity or enforceability of any patent, copyright registration or trademark (or service mark) registration;

  d.
  whether property identified as a trade secret is, in fact, a legally enforceable trade secret, and the scope of protection afforded;

  e.
  the scope of patent claims; that is, the range and types of products or processes covered by any patent;

  f.
  whether the inventor(s) identified in any patent is(are) the true inventor(s), and whether all inventors have been named;

  g.
  the scope of rights in trademarks, service marks or trade names;

  h.
  the correct authorship of any copyrighted works;

  i.
  whether there has been litigation relating to such intangible assets and the results of any adjudication or settlement of such litigation, particularly with respect to issues of validity, enforceability and scope of protection afforded.

        The liability of TMG and its employees and associates is limited to the client only and to the amount of the fee actually received by TMG. There is no accountability, obligation, or liability to any third party. If the appraisal report or any part thereof is disseminated to anyone other than the client, the client shall make such party or parties aware of all limiting conditions and assumptions affecting the appraisal assignment. Neither the appraisers nor TMG is in any way responsible for any costs incurred to discover or correct any physical, financial, and/or legal deficiencies of any type present in the subject property. In the case of limited partnerships or syndication offerings or stock offerings in real estate, the client agrees that in the event of a lawsuit brought by a lender, a partner or part owner in any form of ownership, a tenant or any other party, the client will indemnify and hold the appraiser(s) and TMG completely harmless in such action with respect to any and all awards or settlements of any type, such as fines, penalties, or financial losses resulting from actions taken by tax authorities, including but not limited to the Internal Revenue Service, when such fines, penalties, or losses are not due to fraud or gross negligence on the part of TMG.

        It is our understanding that USPAP (Uniform Standards of Professional Appraisal Practice) does not specifically address the valuation of partial or fractional interests.

Appendix B

STATEMENT OF INDEPENDENCE

        I attest, to the best of my knowledge and belief:

  •
  The statements contained in this valuation report are true and correct.

  •
  The reported analyses, estimations, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, estimations, and conclusions.

  •
  I have no present or contemplated future interest in Clary Corporation or Addmaster Corporation, and I have no personal interest or bias with respect to the parties involved.

  •
  My compensation is not contingent upon the results of this valuation.

  •
  No one provided significant professional assistance to the person signing this report.

  •
  As of the date of this report, I have completed the requirements of the continuing education program of the American Society of Appraisers and the Institute of Business Appraisers.

  •
  I have acted in an independent capacity.

  •
  The reported analyses, estimations, and conclusions were developed, and this report has been prepared in conformity with the requirements of the Uniform Standards of Professional Appraisal Practice (USPAP), as promulgated by the Appraisal Standards Board of the Appraisal Foundation.

/s/ Russell A. Patterson Russell A. Patterson November 6, 2002 THE MENTOR GROUP

Appendix C

Representative Clients
Advanced Materials Group
Aerospatiale
Amplicon
Armor All
Atlantic Refining
Bank of America
BASF
Becker Bros. Steel
Bunge Corporation
Buerge Motor Car Co.
Carden Academy
Channell Commercial Corp.
Clary Corporation
Contempo Casuals
Cravath, Swaine and Moore
DataDirect Networks
Davis Family Partnership
Deckers Outdoor Corp.
Del Taco
Distribution Services Limited
Dollar Rent-a-Car
Dunes Hotel and Casino
Ellenburg Capital Corp.
Erma Bombeck Estate
Ernie Ball, Inc.
First Business Bank
Fisher-Price
Gibson, Dunn & Crutcher
Helinet Aviation Services
HollyAnne Corporation
Honeywell
Huntsman Chemical
Jones, Day, Reavis & Pogue
Loral Systems
Lowry & Associates
Mattel
Mills Iron Works
Mirisch Films
Mitsubishi
Montgomery Hardware
Morrison-Knudsen
Pacific State Airline Services
Phoenix Leasing Incorporated
PPG
Rockwell International
Seiko Instruments
Senior Psychology Services
Southern Counties Express, et. al.
Southwest Offset Printing
Sulmeyer, Kupitz, Baumann & Rothman
Taylor (W.F.) Co.
Thorn/EMI
Union Pacific
Westesco
Wet Seal
Winston Tire

RUSSELL A. PATTERSON, ASA

        Mr. Patterson is a Managing Director of The Mentor Group. With over 30 years of financial consulting and valuation, he is experienced in nearly every type and size of business. In addition to valuing numerous businesses, he has expertise in all securities—restricted stock, preferred stock, warrants, options, different classes of common stock, debt instruments, and other investments. Mr. Patterson is unique as a financial analyst in applying his skills to many intangible asset valuations. Of particular intangibles emphasis are patents, proprietary technology applications, software, trademarks, film libraries, customer lists, licenses, and franchises.

        Mr. Patterson has developed sophisticated computer financial models and comprehensive data bases. These tools have been applied to complicated transactions—acquisitions, mergers, fairness and solvency opinions; Chapter 11 bankruptcy and other reorganizations and restructuring; leveraged buyouts; portfolio divestments; REIT's and securitized financings; private offerings; taxation of related parties and estate, gift and income tax issues; international transfer pricing; corporate spin-offs and divestitures, marital dissolution and others. Some of the analysis was prepared for and used in expert witness depositions and various court testimony. Other studies were conducted for strategic planning and corporate finance activities.

        Mr. Patterson was a western region Managing Director with Deloitte & Touche. He also was a Senior Consultant/Appraiser with Arthur D. Little Valuation. Prior to that position, he managed international ventures and financial analysis for W.R. Grace & Co. During that tenure, he also served in the White House Presidential Executive Exchange Program.

 Education

        BS, The Citadel
        MBA, Finance, New York University

 Professional Affiliations

        American Society of Appraisers, Senior Member (ASA)
        Institute of Business Appraisers (CBA)
        Who's Who in Finance and Industry
Who's Who in the West

LIST OF EXHIBITS

1.1
BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 1997-2001

1.2
INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997-2001

1.3
COMPANY FINANCIAL RATIOS THE YEARS ENDED DECEMBER 31, 1997-2001

2.1
CALCULATION OF THE DISCOUNT RATE FOR LOW END OF RANGE

2.2
CALCULATION OF THE DISCOUNT RATE FOR HIGH END OF RANGE

2.3
DISCUSSION OF THE CALCULATION OF THE DISCOUNT RATE

3
PROJECTED INCOME STATEMENTS

4.1
PROJECTED DISCOUNTED AVAILABLE (NET FREE) CASH FLOW—LOW END

4.2
PROJECTED DISCOUNTED AVAILABLE (NET FREE) CASH FLOW—HIGH END

4.3
DISCUSSION OF THE DISCOUNTED CASH FLOW APPROACH

5.1
CALCULATION OF EXCESS EARNING/GOODWILL—LOW END

5.2
CALCULATION OF EXCESS EARNING/GOODWILL—HIGH END

5.3
DISCUSSION OF EXCESS EARNING/NET UNDERLYING ASSET APPROACH

6.1
SUMMARY OF THE MARKET VALUE OF THE EQUITY OF THE BUSINESS ENTERPRISE—LOW END

6.2
SUMMARY OF THE MARKET VALUE OF THE EQUITY OF THE BUSINESS ENTERPRISE—PREFERRED STOCK BEING TREATED AS A DEBT EQUIVALENT AND PREMIUM FOR CONTROL ADDED—HIGH END

EXHIBIT 1.1

THE MENTOR GROUP, INC.

CLARY CORPORATION

COMPANY BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 1997 THROUGH 2001

	HISTORICAL(a)
	1997	1998	1999	2000	2001
ASSETS
Cash	$621,000	$160,000	$284,000	$275,000	$837,000
Accounts Receivable	759,000	556,000	587,000	802,000	429,000
Inventory	1,442,000	1,685,000	1,783,000	1,950,000	2,045,000
Prepaid Expenses	47,000	34,000	57,000	40,000	54,000
Other Prepayments	0	0	0	0	0
Income Taxes	0	0	0	0	0

Current Assets	2,869,000	2,435,000	2,711,000	3,067,000	3,365,000

Fixed Assets (Net)	107,000	102,000	130,000	140,000	194,000
Other Assets—Patents and Deposi	59,000	67,000	12,000	16,000	9,000

Total Assets	$3,035,000	$2,604,000	$2,853,000	$3,223,000	$3,568,000

LIABILITIES AND EQUITY
Liabilities
Accounts Payable	$681,000	$297,000	$190,000	$208,000	$277,000
Notes/Contracts Payable	725,000	750,000	815,000	925,000	400,000
Accrued Expenses	98,000	95,000	77,000	64,000	113,000
Deposits	17,000	26,000	25,000	22,000	20,000
A/P Related Parties	0	0	283,000	565,000	251,000

Current Liabilities	1,521,000	1,168,000	1,390,000	1,784,000	1,061,000

LTD, LO and deferrals	600,000	1,150,000	600,000	600,000	600,000

Total Liabilities	2,121,000	2,318,000	1,990,000	2,384,000	1,661,000
Equity and Retained Earnings(b)	914,000	286,000	863,000	839,000	1,907,000

Total Liabilities and Equity	$3,035,000	$2,604,000	$2,853,000	$3,223,000	$3,568,000

SALIENT BALANCE SHEET DATA
Net Working Capital	$1,348,000	$1,267,000	$1,321,000	$1,283,000	$2,304,000
As % of Total Revenues	29.15%	35.18%	23.29%	23.48%	30.76%
Annual inc. in Working Cap.	$(127,000)	$(81,000)	$54,000	$(38,000)	$1,021,000
% inc./(dec.) Over Prior Year	-8.61%	-6.01%	-4.26%	-2.88%	79.58%
Capital Expenditures for 12 month	$46,000	$21,000	$36,000	$32,000	$80,000

Summary of Significant Assumptions:

(a)
Information for the years ended December 31, 1997 to 2001 is from accountants audited reports.

EXHIBIT 1.2

         THE MENTOR GROUP, INC.

CLARY CORPORATION

COMPANY INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997 THROUGH 2001

	HISTORICAL(a)										Cmpnd. Annual Growth Rate
												Five-Year Weighted Average	Three-Year Weighted Average
	1997		1998		1999		2000		2001
Net Revenues:
Continuous Power Systems	$4,624,000	100.0%	$3,601,000	100.0%	5,672,000	100.0%	$5,465,000	100.0%	$7,490,000	100.0%	12.8%	100.00%	100.00%
Total revenues	4,624,000	100.0%	3,601,000	100.0%	5,672,000	100.0%	5,465,000	100.0%	7,490,000	100.0%	12.8%	100.00%	100.00%

Cost of sales:
(Excluding depreciation)	3,164,000	68.4%	2,569,000	71.3%	3,786,000	66.7%	3,839,000	70.2%	4,694,000	62.7%	10.4%	67.05%	65.88%
Total cost of sales exp.	3,164,000	68.4%	2,569,000	71.3%	3,786,000	66.7%	3,839,000	70.2%	4,694,000	62.7%	10.4%	67.05%	65.88%

Depreciation & amortization	54,000	1.2%	26,000	0.7%	8,000	0.1%	22,000	0.4%	26,000	0.3%	-16.7%	0.43%	0.33%

Gross margin	1,406,000	30.4%	1,006,000	27.9%	1,878,000	33.1%	1,604,000	29.4%	2,770,000	37.0%	18.5%	32.53%	33.79%
Engineering/development	340,000	7.4%	362,000	10.1%	388,000	6.8%	395,000	7.2%	303,000	4.0%	-2.8%	6.47%	5.57%
SG&A expenses	1,097,000	23.7%	1,234,000	34.3%	1,287,000	22.7%	1,084,000	19.8%	1,171,000	15.6%	1.6%	21.19%	18.21%

Operating income	(31,000)	-0.7%	(590,000)	-18.4%	203,000	3.6%	125,000	2.3%	1,296,000	17.3%	ERR	4.86%	10.01%
Other income/(expense):
Interest income	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	ERR	0.00%	0.00%
Interest expense—LTD	(57,000)	-1.2%	(57,000)	-1.6%	(78,000)	-1.4%	(57,000)	-1.0%	(57,000)	-0.8%	0.0%	-1.10%	-0.96%
Disposal of assets	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	ERR	0.00%	0.00%
Other income	33,000	0.7%	103,000	2.9%	20,000	0.4%	51,000	0.9%	0	0.0%	-100.0%	0.75%	0.37%
Other interest	(76,000)	-1.6%	(80,000)	-2.2%	(91,000)	-1.6%	(99,000)	-1.8%	(71,000)	-0.9%	N.A	-1.53%	-1.35%

Total other income/(expense)	(100,000)	-2.2%	(34,000)	-0.9%	(149,000)	-2.6%	(105,000)	-1.9%	(128,000)	-1.7%	6.4%	-1.88%	-1.93%

Income before taxes	(131,000)	-2.8%	(624,000)	-17.3%	54,000	1.0%	20,000	0.4%	1,168,000	15.6%	N.A	2.99%	8.08%

Income taxes	(1,000)		(1,000)		(2,000)		(2,000)		(58,000)		N.A	N.A	N.A

Net income	$(132,000)	-2.9%	$(625,000)	-17.4%	$52,000	0.9%	$18,000	0.3%	$1,110,000	14.8%	N.A	2.71%	7.67%

Summary of Sig Summary of Significant Assumptions:

(a)
Information for the years ended December 31, 1997 to 2001 is from accountants audited reports.

EXHIBIT 1.3

THE MENTOR GROUP, INC.
CLARY CORPORATION
COMPANY FINANCIAL RATIOS FOR THE YEARS ENDED DECEMBER 31, 1997 THROUGH 2001

	HISTORICAL
	1997	1998	1999	2000	2001
Liquidity Ratios
Current	1.89	2.08	1.95	1.72	3.17
Quick	0.91	0.61	0.83	0.60	1.19
Activity Ratios
Accounts Collection Days	59.91	56.36	37.77	53.56	20.91
Inventory Turnover	2.19	1.52	2.12	1.97	2.30
Days Payable Due	78.56	42.20	18.32	19.78	21.54
% Working Capital/Sales	29.15%	35.18%	23.29%	23.48%	30.76%
Fixed Asset Turnover	43.21	35.30	43.63	39.04	38.81
Total Asset Turnover	1.52	1.38	1.99	1.70	2.10
Debt Ratios
Debt/Tangible Net Worth	2.32	8.10	2.31	2.84	0.87
Cash Flow/Current Portion LTD	N.A.	N.A.	N.A.	N.A.	N.A.
Fixed Assets/Tangible NW	0.12	0.36	0.15	0.17	0.10
Times Interest Earned	-1.30	-9.95	1.69	1.35	21.49
Profitable Ratios
% Profit B/Taxes on Total Asse	-4.32%	-23.96%	1.89%	0.62%	32.74%
% Profit B/Taxes on TNW	-14.33%	-218.18%	6.26%	2.38%	61.25%
Return on Total Assets	-4.35%	-24.00%	1.82%	0.56%	31.11%
% Return on Tangible Net Worth	-14.44%	-218.53%	8.03%	2.15%	58.21%

EXHIBIT 2.1—Low

THE MENTOR GROUP, INC.
CLARY CORPORATION
CALCULATION OF THE DISCOUNT RATE

I. COST OF DEBT

A. Cost of Debt at November 6, 2002 (Prime Rate)	4.3%
B. Tax Rate (combined Fed. & State)	39.8%

C. After-tax Cost of Debt [A × (1-B)]	2.6%

II. COST OF COMMON EQUITY

Capital Asset Pricing Model:
A.	Estimated Unleveraged Beta Coefficient(a)	0.91
B.	Estimated Financial Risk Coefficient(b)	0.43
C.	Equity Risk Premium per Ibbotson Associates—net(c)	11.5%
D.	Total Premium [(A + B) × C]	15.4%
E.	Risk-free 30 Year T-Bond, November 4, 2002(d)	5.0%
F.	Small Stock Premium—MicroCap Stocks(c)	4.4%
G.	Estimated Company Alpha Coefficient(f)	4.0%
H.	Cost of Equity (D + E + F + G)	28.8%

III. WEIGHTED AVERAGE COST OF CAPITAL

	Proportion(e)	Cost
Debt	23.0%	2.6%	0.6%
Equity	77.0%	28.8%	22.2%

			22.8%

Summary of Significant Assumptions:

(a)
Per Stern Stewart Management Services, Inc.

(b)
Individual company risk factor gauging operating risk, strategic risk, asset management and corporate diversification.

(c)
"Stocks, Bonds, Bills and Inflation—2002 Year Book (Market Results for 1926-2001)" by Ibbotson Associates, Chicago, Illinois.

(d)
Yield of 30-Year Treasury Bond at November 4, 2002, as reported in the "Wall Street Journal" on November 5, 2002 (closest auction date to Valuation Date).

(e)
Debt and equity as a percentage for total capital employed, are estimated using the mean of comparative companies matching Clary as found in "RMA Annual Statement Studies '01-02" and Dun & Bradstreet's "Key Business Ratios" for Standard Industrial Classification Code 3679—Manufacturing, Electronic Components.

(f)
Alpha risk factor is warranted because of potential product pricing pressures in the marketplace, fragmented competitive forces, potential less than robust sales growth for uninterrupted power systems and margin pressures in the transportation and military application products.

        Certain numbers may not add because of rounding.

EXHIBIT 2.2—High

THE MENTOR GROUP, INC.
CLARY CORPORATION
CALCULATION OF THE DISCOUNT RATE

I. COST OF DEBT

A. Cost of Debt at November 6, 2002 (Prime Rate)	4.3%
B. Tax Rate (combined Fed. & State)	39.8%

C. After-tax Cost of Debt [A × (1-B)]	2.6%

II. COST OF COMMON EQUITY

Capital Asset Pricing Model:
A.	Estimated Unleveraged Beta Coefficient(a)	0.91
B.	Estimated Financial Risk Coefficient(b)	0.43
C.	Equity Risk Premium per Ibbotson Associates—net(c)	11.5%
D.	Total Premium [(A + B) × C]	15.4%
E.	Risk-free 30 Year T-Bond, November 4, 2002(d)	5.0%
F.	Small Stock Premium—MicroCap Stocks(f)	0.0%
G.	Estimated Company Alpha Coefficient(g)	4.0%
H.	Cost of Equity (D + E + F + G)	24.5%

III. WEIGHTED AVERAGE COST OF CAPITAL

	Proportion(e)	Cost
Debt	23.0%	2.6%	0.6%
Equity	77.0%	24.5%	18.8%

			19.4%

Summary of Significant Assumptions:

(a)
Per Stern Stewart Management Services, Inc.

(b)
Individual company risk factor gauging operating risk, strategic risk, asset management and corporate diversification.

(c)
"Stocks, Bonds, Bills and Inflation—2002 Year Book (Market Results for 1926-2001)" by Ibbotson Associates, Chicago, Illinois.

(d)
Yield of 30-Year Treasury Bond at November 4, 2002, as reported in the "Wall Street Journal" on November 5, 2002 (closest auction date to Valuation Date).

(e)
Debt and equity as a percentage for total capital employed, are estimated using the mean of comparative companies matching Clary as found in "RMA Annual Statement Studies '01-02" and Dun & Bradstreet's "Key Business Ratios" for Standard Industrial Classification Code 3679—Manufacturing, Electronic Components.

(f)
Addmaster Corporation currently owns 23.95 percent of Clary Corporation common stock. If Addmaster buys 1.264 million shares of common stock not currently owned, it would be a majority shareholder. To gain a majority position, a controlling premium should be considered. TMG calculated the control premium would offset the microcap stock risk factor of 4.4 percent.

(g)
Alpha risk factor is warranted because of potential product pricing pressures in the marketplace, fragmented competitive forces, potential less than robust sales growth for uninterrupted power systems and margin pressures in the transportation and military application products.

Certain numbers may not add because of rounding.

EXHIBIT 2.3

DISCUSSION OF THE CALCULATION OF THE DISCOUNT RATE

        The level of the discount rate is related to risk. In investment situations, risk refers to the possibility of success that lies between certainty (no risk) and complete uncertainty (infinite risk). Statistically, risk represents the probability of failure. The rate of return on an investment increases with the level of risk.

        TMG based its assumption of the discount rate on the use of the Weighted Average Cost of Capital method (WACC). The cost of each component of a company's capital structure is calculated, and then weighted and summed over all sources.

        There are two basic sources of financing available, namely, debt and equity. For the calculation of the DCF on a debt-free basis, it is appropriate to use a discount rate based upon the optimal WACC for a company. We compared this capital structure to that of the industry average ratios of debt to total capital and equity to total capital. As Clary's structure does not closely approximate industry averages, we estimated the discount rate based upon an average of standard industry debt and equity levels found in RMA Annual Statement Studies—2001-2002, published by Robert Morris Associates.

        To determine the cost of debt, Kd, we used a calculation for the after-tax yield on debt instruments similar to those for which Clary would qualify. This after-tax cost of debt is calculated as follows:

Kd = K (1 - t)

        Where,

Kd	= after-tax cost of debt
K	= average pre-tax yield
t	= tax rate

        Using this formula, we computed Clary's after-tax cost of debt at 2.6 percent.

        The cost of equity capital (Ke) can be defined as the minimum rate of return that a Company must earn on the equity-financed portion of its capital in order to leave the market price of its stock unchanged. We calculated the cost of the required return on Clary's stock by use of the Capital Asset Pricing Model (CAPM). CAPM utilizes the beta coefficient. Beta is the standard CAPM measure of systematic risk. It gauges the tendency of the return on a stock to move in parallel with the return of the stock market as a whole.

        The fundamental statistical technique for estimating equity cost is to: (1) multiply the Company's beta coefficient by a leading market index risk premium; and, (2) add the result to the risk-free yield of U.S. Treasury securities. From The Value Line Investment Survey, Standard & Poor's Stock Reports and Stern Stewart Finance Handbook, we estimated a beta coefficient (both levered and unlevered to reflect the debt:equity ratio) to approximate the beta coefficient of Clary's industry. We then multiplied this beta by Ibbottson and Associates equity risk premium (SBBI, 2001 Year Book, Ibbottson Associates). To this we added the yield of 30-Year Treasury Bonds at November 4, 2002, as reported in The Wall Street Journal, to arrive at the appropriate cost of equity capital, before applying a 4.0 point alpha coefficient (see also footnote f).

        The cost of equity is then weighted with the after-tax cost of debt to arrive at the WACC, which for this valuation is a range of 19.4 to 22.8 percent.

EXHIBIT 3

THE MENTOR GROUP, INC.

CLARY CORPORATION

PROJECTED INCOME STATEMENTS

	PROJECTED FOR THE YEARS ENDING DECEMBER 31,
	2002		2003		2004		2005		2006
		% Of Sales		% Of Sales		% Of Sales		% Of Sales		% Of Sales
NET REVENUES
COMBINED(a)	$6,261,640	100.0%	$8,390,598	100.0%	$9,649,187	100.0%	$11,096,565	100.0%	$12,761,050	100.0%

TOTAL REVENUES	6,261,640	100.0%	8,390,596	100.0%	9,649,187	100.0%	11,096,565	100.0%	12,761,050	100.0%
COST OF GOODS SOLD EXPENSES:(a)(b)
COST OF SALES	3,880,338	62.0%	5,220,630	62.2%	6,003,724	62.2%	5,904,283	62.2%	7,939,925	62.2%
TOTAL CGS EXPENSES	3,880,338	62.0%	5,220,630	62.2%	6,003,724	62.2%	5,904,283	62.2%	7,939,925	62.2%
DEPRECIATION AND AMORTIZATION(c)	33,181	0.5%	39,417	0.5%	35,672	0.4%	32,333	0.3%	26,425	0.2%

GROSS MARGIN	2,348,121	37.5%	3,130,550	37.3%	3,609,791	37.4%	4,159,950	37.5%	4,794,699	37.6%
ENGINEERING/PRODUCT DEVELOP.	385,153	6.2%	467,530	5.6%	537,660	5.6%	618,309	5.6%	711,055	5.6%
GEN. AND ADMIN. EXPENSES(a)(b)(d)	1,084,284	17.3%	1,452,941	17.3%	1,670,882	17.3%	1,921,515	17.3%	2,209,742	17.3%

OPERATING INCOME	878,683	14.0%	1,210,079	14.4%	1,401,249	14.5%	1,620,126	14.6%	1,873,903	14.7%
OPERATING INCOME/(EXPENSES):
OTHER EXPENSE	(216,642)	-3.5%	31,032	0.4%	35,686	0.4%	41,039	0.4%	47,195	0.4%
INTEREST EXPENSE—LTD(e)	(13,000)	-0.2%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
INTEREST EXPENSE—OTHER(f)	(31,000)	-0.5%	(32,550)	-0.4%	(34,178)	-0.4%	(35,586)	-0.3%	(37,681)	-0.3%

TOTAL OTHER INCOME/(EXPENSE)	(260,642)	-4.2%	(1,518)	-0.0%	1,509	0.0%	5,153	0.0%	9,515	0.1%
TAXABLE INCOME	617,841	9.9%	1,208,561	14.4%	1,402,758	14.5%	1,625,279	14.6%	1,883,417	14.8%

INCOME TAXES(g)	61,764		247,619		558,298		646,861		749,800

NET INCOME	$556,057	8.9%	$960,942	11.5%	$844,460	8.8%	$978,418	8.8%	$1,133,817	8.9%

Summary of Significant Assumptions:

(a)
Net revenues for FY2002 to FY2006 are based upon TMG projection and forecasts, considering a discrete mix of volume and price increases.

(b)
Cost of goods sold are adjusted for depreciation and amortization. Expenses are based upon the three-year weighted average as a relationship to revenues.

(c)
Depreciation and amortization are based upon projected expenditures with no step up in basis of fixed assets, i.e., book value equals fair market value, using MACRS seven-year depreciation rates for FF&E and 39 years for real property. Placed-in-service dates are mid-year.

(d)
Selling, general and administrative expenses are based upon three-year weighted average, as a percent of revenues, adjusted for nonrecurring legal, accounting and registrant related filing fees for a nonpublic company.

(e)
All notes due 01/17/03 were converted to common stock at March 29, 2002.

(f)
Other interest (expense) considers a 0.5 percent increase in over prior year.

(g)
Income taxes reflect Federal and state income taxes at C corporation level; combined effective rate is 39.8 percent, based upon historical payment rates. As explained in Note 5 to the 2001 Financial Statements, the Company has an NOL of $1.24 million remaining in 2001. The NOL has been subtracted from statutory Federal tax rates in respective years of the forecast.

Numbers may not add because of rounding.

EXHIBIT 4.1—Low

THE MENTOR GROUP, INC.

CLARY CORPORATION

PROJECTED DISCOUNTED AVAILABLE (NET FREE) CASH FLOW

NET REVENUES GROWTH IS BASED UPON CLARY AND TMG FORECASTS

		PROJECTED FOR THE FISCAL YEARS ENDING DECEMBER 31,
		2002	2003	2004	2005	2006
SOURCES OF CASH
NET INCOME		$556,057	$960,942	$844,460	$978,418	$1,133,817
PLUS: DEPRECIATION & AMORTIZATION		33,181	39,417	35,672	32,333	26,425

TOTAL SOURCES OF CASH		589,238	1,000,359	880,132	1,010,751	1,160,243
USES OF CASH
CAPITAL EXPENDITURES(a)		20,000	22,000	24,200	24,200	29,282
NOTE PAYOUT(b)		0	0	0	0	0
IN(DE)CREASE IN WORKING CAPITAL(c)		(650,392)	562,227	332,375	382,231	439,566

TOTAL USES OF CASH		(630,392)	584,227	356,575	406,431	468,848

AVAILABLE (NET FREE) CASH FLOW		1,219,630	416,132	523,557	604,320	691,395
PRESENT VALUE FACTOR(d) @	22.8%	0.9025	0.7351	0.5988	0.4877	0.3972
PRESENT VALUE OF CASH FLOW		1,100,723	305,902	313,483	294,725	274,648

TOTAL PRESENT VALUE OF CASH FLOW		2,289,481

RESIDUAL VALUE(e)		1,464,454

TOTAL BUSINESS ENTERPRISE VALUE		$3,753,935

LESS: DEBT OUTSTANDING(b)		0
EQUITY VALUE BEFORE DISCOUNTS		$3,753,935

LESS: DISCOUNTS FOR LACK OF:
LIQUIDITY	0.0%
CONTROL (MINORITY INTEREST)	0.0%
KEY MANAGEMENT TEAM	0.0%	$0

EQUITY VALUE AFTER DISCOUNTS		$3,753,935

PLUS: AVG. EXCESS CASH AT 6/60/02		621,100
ADJUSTED EQUITY VALUE		$4,375,035

Summary of Significant Assumptions:

(a)
According to the Company's strategic plan, no facility expansion and related equipment purchases are required for the duration of this projection.

(b)
All 9 1/2% notes were converted to common stock at March 29, 2002. No principal prepayments are anticipated for this valuation.

(c)
The increase in working capital is based upon last five years weighted average relationship to sales, or 26.8 percent.

(d)
The present value factor (PVF) is calculated using a discount rate of 22.8 percent, employing the WACC method (see Exhibit 2.1). The mid-year convention is used in calculating the PVF.

(e)
The residual value is calculated using the annuity-in-perpetuity method. Under this method the final year cash flow is multiplied by [(1 + growth rate)/(discount rate - growth rate)]. This value is then discounted back to the valuation date by the present value factor at the end of the final forecast period. The growth rate beyond the projection period is projected inflation rate of five (5) percent.

Numbers may not add because of rounding.

EXHIBIT 4.2—High

THE MENTOR GROUP, INC.

CLARY CORPORATION

PROJECTED DISCOUNTED AVAILABLE (NET FREE) CASH FLOW

NET REVENUES GROWTH IS BASED UPON CLARY AND TMG FORECASTS

		PROJECTED FOR THE FISCAL YEARS ENDING DECEMBER 31,
		2002	2003	2004	2005	2006
SOURCES OF CASH
NET INCOME		$556,057	$961,227	$844,944	$979,161	$1,134,556
PLUS: DEPRECIATION & AMORTIZATION		33,181	39,132	34,868	31,099	25,198

TOTAL SOURCES OF CASH		589,238	1,000,359	879,812	1,010,260	1,159,754
USES OF CASH
CAPITAL EXPENDITURES(a)		18,000	19,800	21,780	21,780	26,354
NOTE PAYOUT(b)		0	0	0	0	0
IN(DE)CREASE IN WORKING CAPITAL(c)		(650,392)	562,227	332,375	382,231	439,566

TOTAL USES OF CASH		(632,392)	582,027	354,155	404,011	465,920

AVAILABLE (NET FREE) CASH FLOW		1,221,630	418,332	525,657	606,248	693,834
PRESENT VALUE FACTOR(d) @	19.4%	0.9151	0.7663	0.6417	0.5374	0.4500
PRESENT VALUE OF CASH FLOW		1,117,919	320,578	337,331	325,796	312,242

TOTAL PRESENT VALUE OF CASH FLOW		2,413,865

RESIDUAL VALUE(e)		2,081,317

TOTAL BUSINESS ENTERPRISE VALUE		$4,495,182

LESS: P/S OUTSTANDING(f)		605,000
EQUITY VALUE BEFORE DISCOUNTS		$3,890,182

LESS: DISCOUNTS FOR LACK OF:
LIQUIDITY	0.0%
CONTROL (MINORITY INTEREST)	0.0%
KEY MANAGEMENT TEAM	0.0%	$0

EQUITY VALUE AFTER DISCOUNTS		$3,890,182

PLUS: AVG. EXCESS CASH AT 9/30/02		621,100
ADJUSTED EQUITY VALUE		$4,511,282

Summary of Significant Assumptions:

(a)
According to the Company's strategic plan, no facility expansion and related equipment purchases are required for the duration of this projection.

(b)
All 9 1/2% notes were converted to common stock at March 29, 2002. No principal prepayments are anticipated for this valuation.

(c)
The increase/(de)crease in working capital is based upon last five years weighted average relationship to sales, or 26.4 percent.

(d)
The present value factor (PVF) is calculated using a discount rate of 19.4 percent, employing the WACC method (see Exhibit 2.2). The mid-year convention is used in calculating the PVF.

(e)
The residual value is calculated using the annuity-in-perpetuity method. Under this method the final year cash flow is multiplied by [(1 + growth rate)/(discount rate - growth rate)]. This value is then discounted back to the valuation date by the present value factor at the end of the final forecast period. The growth rate beyond the projection period is current inflation rate of five (5) percent.

(f)
In this valuation scenario the Company's preferred stock is treated as a debt equivalent. No dilutive effect is considered for conversion of Class "A" and Class "B" preferred stock for a total of 452,688 common shares.

Numbers may not add because of rounding.

EXHIBIT 4.3

DISCUSSION OF THE DISCOUNTED CASH FLOW APPROACH

        In the discounted cash flow (DCF) approach, TMG compiled projected income statements, shown in Exhibit 3, to forecast available future cash flow. This valuation method is based upon the assumed price an investor will pay for a company, which is the present value of the future stream of income he expects to receive from his investment.

        Available (net free) cash flow [debt-free] is the amount that could be paid to the owner(s) without impairment of business operations and without consideration for its capital structure. Algebraically, it is defined as follows:

Calculation of Available (Net Free) Cash Flow
After Tax
Excess of Revenues Over Expenses
(Before Interest)

Plus (+)
Depreciation and Other Non-Cash Charges

Minus (-)
Capital Expenditures, Changes in Working Capital
and Non-Cash Credits

Equals (=)

Available (Net Free) Cash Flow

        Estimated future debt-free cash flows for Clary are based upon projected income statements (as shown in Exhibit 3). These statements were compiled, in part, using historical income statements.

        After future debt-free cash flows are forecast, available (net free) cash flow is discounted to indicate present value. The future streams of cash flow beyond the forecast period, or the residual value at the end of the forecast period, is also discounted to indicate an estimate of present value. The sum of these two present values, less outstanding debt, represents an estimate of what a prudent investor would pay for the shares of the business.

        TMG valued Clary as a going concern and assumed business operations would continue well into the future. The future stream of cash flows beyond the forecast period is referred to as residual value. The annuity in perpetuity method is used to calculate the estimated business enterprise residual value. The annuity in perpetuity multiple is defined by the equation:

Cash flow multiple	=	1 K - g

        The cash flow was multiplied by the available (net free) cash flow of the final year in the forecast, adjusted for the assumed long-term growth rate. This result was discounted to the Valuation Date using the year ending present value factor, as opposed to a midyear present value factor which we used for calculating the discounted cash flow for each of the preceding years. The result of this calculation was the present value of the business enterprise residual value.

EXHIBIT 5.1—Low

THE MENTOR GROUP, INC.
CLARY CORPORATION
CALCULATION OF EXCESS EARNINGS/GOODWILL
(Dollars in Thousands)

1.	PROJECTED EARNINGS BEFORE CAPITAL CHARGES OR EARNINGS BEFORE INTEREST AND DEPRECIATION (EBID)(a)				$556.1
2.	(LESS): DEPRECIATION(a)				33.2

3.	EARNINGS BEFORE INTEREST CHARGES				589.2
4.	(LESS): ECONOMIC RETURN ON NET TANGIBLE ASSETS, DEBT AND IDENTIFIABLE INTANGIBLE ASSETS PER LATEST 10-QSB
		PERCENT RETURN(b)	09/30/02 MARKET VALUE (MV)	DERIVED NET INCOME
	Working Capital(c)	4.3%	2,963.0	125.9
	Fixed Assets(c)	4.3%	275.0	11.7
	Other Assets(c)	4.3%	9.0	0.4

	Total		$3,247.0		(138.0)

5.	EXCESS EARNINGS ATTRIBUTABLE TO GOODWILL(d)				451.2

6.	GOODWILL (EXCESS EARNINGS CAPITALIZED @ 22.8%)				$1,981.5

7.	SUMMARY OF MARKET VALUES (MV)
	Net Tangible Assets (Net Working Capital and Fixed Assets)				3,238.0
	Other Assets				9.0
	Goodwill/Intangible Assets				1,981.5
	(Less): Long Term Debt or Equivalents(e)				0.0

					5,228.5
	(Less): Discount (See Exhibit 4) 0.0%				0.0

	MV of Underlying Assets of Clary Corporation				$5,228.5

Summary of Significant Assumptions:

(a)
Information presented is taken from Income Statement for the year ending December 31, 2002.

(b)
The percent return is based upon a pre-tax calculation (see Exhibit 2.1).

(c)
Working capital and other assets are assumed to equal fair market value for FY 2002. Fixed assets (M&E) are stepped up to market value to compensate for MACRS depreciation.

(d)
Excess earnings are capitalized by dividing excess earnings attributable to goodwill by the expected rate of return. This rate of return approximates the cost of capital, as calculated in Exhibit 2.1.

(e)
In this valuation scenario the Company's preferred stock is treated as pure equity. A dilutive effect is considered for conversion of Class "A" and Class "B" preferred stock for a total of 452,688 common shares.

EXHIBIT 5.2—High

THE MENTOR GROUP, INC.
CLARY CORPORATION
CALCULATION OF EXCESS EARNINGS/GOODWILL
(Dollars in Thousands)

1.	PROJECTED EARNINGS BEFORE CAPITAL CHARGES OR EARNINGS BEFORE INTEREST AND DEPRECIATION (EBID)(a)				$556.1
2.	(LESS): DEPRECIATION(a)				33.2

3.	EARNINGS BEFORE INTEREST CHARGES				589.2
4.	(LESS): ECONOMIC RETURN ON NET TANGIBLE ASSETS, DEBT AND IDENTIFIABLE INTANGIBLE ASSETS PER LATEST 10-QSB
		PERCENT RETURN(b)	09/30/02 MARKET VALUE (MV)	DERIVED NET INCOME
	Working Capital(c)	4.3%	2,963.0	125.9
	Fixed Assets(c)	4.3%	275.0	11.7
	Other Assets(c)	4.3%	9.0	0.4

	Total		$3,247.0		(138.0)

5.	EXCESS EARNINGS ATTRIBUTABLE TO GOODWILL(d)				451.2

6.	GOODWILL (EXCESS EARNINGS CAPITALIZED @ 19.4%)				$2,324.2

7.	SUMMARY OF MARKET VALUES (MV)
	Net Tangible Assets (Net Working Capital and Fixed Assets)				3,238.0
	Other Assets				9.0
	Goodwill/Intangible Assets				2,234.2
	(Less): Long Term Debt or Equivalents(e)				(605.0)

					4,966.2
	(Less): Discount (See Exhibit 4) 0.0%				0.0

	MV of Underlying Assets of Clary Corporation				$4,966.2

Summary of Significant Assumptions:

(a)
Information presented is taken from Income Statement for the year ending December 31, 2002.

(b)
The percent return is based upon a pre-tax calculation (see Exhibit 2.2).

(c)
Working capital and other assets are assumed to equal fair market value for FY 2002. Fixed assets (M&E) are stepped up to market value to compensate for MACRS depreciation.

(d)
Excess earnings are capitalized by dividing excess earnings attributable to goodwill by the expected rate of return. This rate of return approximates the cost of capital, as calculated in Exhibit 2.2.

(e)
In this valuation scenario the Company's preferred stock is treated as a debt equivalent. No dilutive effect is considered for conversion of Class "A" and Class "B" preferred stock for a total of 452,688 common shares.

EXHIBIT 5.3

DISCUSSION OF THE EXCESS EARNINGS/NET UNDERLYING ASSET APPROACH

        In the excess earnings/net underlying asset approach, a pro forma analysis of the company on a stand-alone basis is performed. In addition to estimating the fair market value of the net tangible assets and other assets of Clary, the existence of goodwill in the Company is analyzed and its value is calculated. Goodwill is based upon earnings capacity. The presence of goodwill and its value, therefore, rests upon the excess of net earnings over and above a reasonable rate of return on the net tangible assets, other assets and long-term debt.

        Pro forma earnings before interest and depreciation (EBID) was calculated for the fiscal year ending December 31, 2002, based upon TMG projected income statements and other information provided by Clary management. From the calculated EBID, Clary's/TMG's projection of year ending 2002 depreciation expenses was deducted. This yielded earnings before interest after capital charges.

        Next, we analyzed the net tangible assets and the underlying debt of the Company and the respective economic returns that a prudent investor would require on these assets and the long-term debt. The net tangible assets of Clary include primarily working capital and fixed assets. The estimated pre-tax economic return on the working capital is 4.3 percent. This return was estimated based upon the range of returns as represented by the returns on debt and equity capital, shown in Exhibit 2, and adjusted for perceived levels of risk. The estimated pre-tax return on the net tangible assets is 4.3 percent based upon the current interest rate Clary would pay on any debt instrument.

        The derived net income streams accruing from the net underlying assets are summed and the amount is deducted from earnings before interest. The result is excess earnings attributable to goodwill. Goodwill is estimated by capitalizing (dividing the earnings by the expected rate of return) these excess earnings. We assumed a reasonable after-tax rate of return for goodwill equates to the cost of capital. Hence, calculated excess earnings were capitalized at a rate of a range from 19.4 to 22.8 in Exhibit 5.1 and 5.2.

EXHIBIT 6.1—Low

THE MENTOR GROUP, INC.

CLARY CORPORATION

SUMMARY OF MARKET VALUE OF THE EQUITY OF THE BUSINESS ENTERPRISE(a)

APPROACH TO VALUATION	MARKET VALUE		ACCORDED WEIGHT	TOTAL VALUE (100% BASIS)
Company Buyout of Employee S/H	$5,719,694	(b)	20.0%	$1,143,939
Discounted Cash Flow	$4,375,035		40.0%	$1,750,014
Excess Earnings	$5,228,544		40.0%	$2,091,418

			100.00%

Market Value on a 100 Percent Basis = Total Capitalization		$4,985,370

Market Value of Common Stock Only (84.18%)	Rounded	$4,196,687

Market Value Per Common Share After Dilution		$1.74
(Based Upon 2,407,419 Shares Outstanding)

Summary of Significant Assumptions:

(a)
In this valuation scenario the Company's preferred stock is treated as pure equity. A dilutive effect is considered for conversion of Class "A" and Class "B" preferred stock for a total of 452,688 common shares.

(b)
Represents the 100 percent equivalent of a Company purchase of 95,000 common shares from a former employee for $2.00 per share in first quarter 2002.

EXHIBIT 6.2—High

THE MENTOR GROUP, INC.

CLARY CORPORATION

SUMMARY OF MARKET VALUE OF THE EQUITY OF THE BUSINESS ENTERPRISE(a)

APPROACH TO VALUATION	MARKET VALUE		ACCORDED WEIGHT	TOTAL VALUE (100% BASIS)
Company Buyout of Employee S/H	$4,814,838	(a)(b)	20.0%	$962,968
Discounted Cash Flow	$4,511,282		40.0%	$1,804,513
Excess Earnings	$4,966,189		40.0%	$1,986,476

			100.00%

Market Value on a 100 Percent Basis = Total Capitalization		$4,753,956

Market Value of Common Stock Only (100%)	Rounded	$4,754,000

Market Value Per Common Share(a)		$1.97
(Based Upon 2,407,419 Shares Outstanding)

Summary of Significant Assumptions:

(a)
In this valuation scenario the Company's preferred stock is treated as a debt equivalent. No dilutive effect is considered for conversion of Class "A" and Class "B" preferred stock for a total of 452,688 common shares.

(b)
Represents the 100 percent equivalent of a Company purchase of 95,000 common shares from a former employee for $2.00 per share in first quarter 2002.

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SIGNATURE
NOTATIONAL REPORT ON THE VALUATION OF CLARY CORPORATION FOR STOCK TENDER PURPOSES AT NOVEMBER 6, 2002 (BASED UPON CLARY AND THE MENTOR GROUP DEVELOPED PROJECTIONS)
APPENDICES
STATEMENT OF ASSUMPTIONS AND LIMITING CONDITIONS
STATEMENT OF INDEPENDENCE
LIST OF EXHIBITS
THE MENTOR GROUP, INC. CLARY CORPORATION COMPANY BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 1997 THROUGH 2001
DISCUSSION OF THE CALCULATION OF THE DISCOUNT RATE
THE MENTOR GROUP, INC. CLARY CORPORATION PROJECTED INCOME STATEMENTS
THE MENTOR GROUP, INC. CLARY CORPORATION PROJECTED DISCOUNTED AVAILABLE (NET FREE) CASH FLOW
THE MENTOR GROUP, INC. CLARY CORPORATION PROJECTED DISCOUNTED AVAILABLE (NET FREE) CASH FLOW
DISCUSSION OF THE DISCOUNTED CASH FLOW APPROACH
Available (Net Free) Cash Flow
DISCUSSION OF THE EXCESS EARNINGS/NET UNDERLYING ASSET APPROACH
THE MENTOR GROUP, INC. CLARY CORPORATION SUMMARY OF MARKET VALUE OF THE EQUITY OF THE BUSINESS ENTERPRISE(a)
THE MENTOR GROUP, INC. CLARY CORPORATION SUMMARY OF MARKET VALUE OF THE EQUITY OF THE BUSINESS ENTERPRISE(a)